UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the quarter ended December 31, 2007
Commission File Number 001 — 33175

Sterlite Industries (India) Limited
(Exact name of registrant as specified in the charter)
Not Applicable
(Translation of Registrant’s name into English)
Republic of India
(Jurisdiction of incorporation or organization)

Vedanta, 75 Nehru Road
Vile Parle East
Mumbai, Maharashtra 400-099, India
+91-22-6646-1000
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☑          Form 40-F   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   ☐          No   ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

Conventions used in this report
Unless otherwise stated in this report or unless the context otherwise requires, references herein to “we,” “us,” “our,” “Sterlite,” the “Company” or “our consolidated group of companies” mean Sterlite Industries (India) Limited, and its consolidated subsidiaries and its predecessors, collectively, including Monte Cello BV, or Monte Cello, Copper Mines of Tasmania Pty Ltd, or CMT, Thalanga Copper Mines Pty Ltd, or TCM, Bharat Aluminium Company Limited, or BALCO, Sterlite Energy Limited, or Sterlite Energy, Sterlite Opportunities and Ventures Limited, or SOVL, and Hindustan Zinc Limited, or HZL. Our financial information does not include Vedanta Resources plc, or Vedanta, Vedanta Resources Holdings Limited, or VRHL, Konkola Copper Mines plc, or KCM, Twin Star Holdings Limited, or Twin Star, The Madras Aluminium Company Limited, or MALCO, India Foils Limited, or IFL, Sterlite Technologies Limited (formerly Sterlite Optical Technologies Limited), or STL, SIL Employees Welfare Trust, or SEWT, Monte Cello Corporation NV, or MCNV, Twin Star Infrastructure Limited, Sesa Goa Limited, or Sesa Goa, or Vedanta Aluminium Limited (formerly Vedanta Alumina Limited), or Vedanta Aluminium, except that as to Vedanta Aluminium, our consolidated financial statements account for our 29.5% minority interest therein under the equity method of accounting, but Vedanta Aluminium is not otherwise included in our consolidated group of companies or our consolidated financial statements. References to the “Vedanta group” are to Vedanta and its subsidiaries.
In this report, references to The London Metal Exchange Limited, or LME, price of copper, zinc or aluminum are to the cash seller and settlement price on the LME for copper, zinc or aluminum for the period indicated.
In this report, all references herein to “US” or the “United States” are to the United States of America, its territories and its possessions. References to “UK” are to the United Kingdom. References to “India” are to the Republic of India. References to “$,” “US$,” “dollars” or “US dollars” are to the legal currency of the United States, references to “Rs.,” “Rupees” or “Indian Rupee” are to the legal currency of India and references to “AUD,” “Australian dollars” or “A$” are to the legal currency of the Commonwealth of Australia. References to “¢” are to US cents and references to “lb” are to the imperial pounds (mass) equivalent to 0.4536 kilograms. References to “tons” are to metric tons, a unit of mass equivalent to 1,000 kilograms or 2,204.6 lb. Unless otherwise indicated, the accompanying financial information for our company has been prepared in accordance with US generally accepted accounting principles, or US GAAP, for the fiscal years ended March 31, 2007 and for the nine-month periods ended December 31, 2006 and 2007. References to a particular “fiscal” year are to our fiscal year ended March 31 of that year. Our fiscal quarters end on June 30, September 30 and December 31. References to a year other than a “fiscal” year are to the calendar year ended December 31.
Special note regarding forward-looking statements
This report contains “forward-looking statements,” as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations, assumptions, estimates and projections about our company and our industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. These statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources. We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that, although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate and, as a result, the forward-looking statements based on those assumptions could be materially incorrect. Factors which could cause these assumptions to be incorrect include but are not limited to:
•	a decline or volatility in the prices of or demand for copper, zinc or aluminum;

•	events that could cause a decrease in our production of copper, zinc or aluminum;

•	unavailability or increased costs of raw materials for our products;

•	our actual economically recoverable copper ore, lead-zinc ore or bauxite reserves being lower than we have estimated;

•	our ability to expand our business, effectively manage our growth or implement our strategy, including our planned entry into the commercial power business;

•	our ability to retain our senior management team and hire and retain sufficiently skilled labor to support our operations;

•	regulatory, legislative and judicial developments and future regulatory actions and conditions in our operating areas;

•	increasing competition in the copper, zinc or aluminum industry;

•	political or economic instability in India or around the region;

•	worldwide economic and business conditions;

•	our ability to successfully consummate strategic acquisitions;

•	the outcome of outstanding litigation in which we are involved;

•	our ability to maintain good relations with our trade unions and avoid strikes and lock-outs;

•	any actions of our controlling shareholder, Vedanta;

•	our business’ future capital requirements and the availability of financing on favorable terms;

•	the continuation of tax holidays, exemptions and deferred tax schemes we enjoy;

•	changes in tariffs, royalties, customs duties and government assistance; and

•	terrorist attacks and other acts of violence, natural disasters and other environmental conditions and outbreaks of infectious diseases and other public health concerns in India, Asia and elsewhere.
These and other factors are more fully discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this report and in our other filings with the U.S. Securities and Exchange Commission, or the SEC, including “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in our registration statement on Form F-1, as amended (Registration No. 333-138739). In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans, objectives or projected financial results referred to in any of the forward-looking statements. Except as required by law, we do not undertake to release revisions of any of these forward-looking statements to reflect future events or circumstances.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

			2007
	2006	2007	US dollars in
For the nine-month period ended December 31,	Rs. in millions	Rs. in millions	millions (Note 2)
Sales
— External	189,386	192,245	4,878.1
— Related parties	2,639	3,055	77.5
Less : Excise duty	(12,688)	(16,032)	(406.8)

Net sales	179,337	179,268	4,548.8
Other operating revenues	1,672	1,761	44.7

Total revenue	181,009	181,029	4,593.5
Cost of sales	(105,691)	(119,717)	(3,037.7)
Selling and distribution expenses	(2,376)	(2,650)	(67.2)
General and administration expenses	(2,513)	(3,423)	(86.9)
Voluntary retirement scheme expenses	(97)	—	—

Operating income	70,332	55,239	1,401.7
Interest and dividend income	1,314	4,473	113.5
Interest expense	(2,856)	(2,481)	(63.0)
Net realized and unrealized investment gain	1,637	3,502	88.9

Income before income taxes, minority interests and equity in net income of associate	70,427	60,733	1,541.1
Income taxes
— Current	(17,646)	(14,131)	(358.6)
— Deferred	(2,538)	(1,873)	(47.5)

Income after income taxes, before minority interests and equity in net income of associate	50,243	44,729	1,135.0
Minority interests	(14,941)	(13,925)	(353.3)
Equity in net income of associate, net of taxes	167	888	22.5

Net income from continuing operations	35,469	31,692	804.2
Discontinued operations:
Income from divested business, net of tax	86	—	—

Net income	35,555	31,692	804.2

Earnings per share:
Income from continuing operations	64.11	47.67	1.21
Income from discontinued operations	0.16	—	—

Earnings per share	64.27	47.67	1.21

Weighted average number of equity shares used in computing earnings per share	553,216,634	664,858,077	664,858,077

     The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

			December 31,
	March 31,	December 31,	2007
	2007	2007	US dollars
	Rs. in	Rs. in	in millions
As of	millions	millions	(Note 2)
ASSETS
Current assets
Cash and cash equivalents	9,436	8,443	214.2
Restricted — cash, deposits and investments	1,093	1,208	30.7
Short-term investments and deposits	51,325	151,898	3,854.3
Accounts receivable, net	15,769	14,696	372.9
Inventories	28,645	35,046	889.3
Deferred income taxes	1,152	460	11.7
Other current assets,net	11,771	13,489	342.3

Total current assets	119,191	225,240	5,715.4

Non-current assets
Long-term investments	1,139	1,269	32.2
Equity investment in associate	3,033	3,921	99.5
Deferred income taxes	1,455	1,220	31.0
Property, plant and equipment, net	99,513	108,633	2,756.5
Other non-current assets, net	1,550	13,883	352.3

Total non-current assets	106,690	128,926	3,271.5

Total assets	225,881	354,166	8,986.9

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term and current portion of long-term debt	8,353	11,119	282.1
Accounts payable	35,336	35,473	900.1
Accrued expenses	2,411	3,477	88.2
Current income taxes payable	2,349	1,656	42.0
Deferred income taxes	1,479	1,500	38.1
Other current liabilities	7,996	8,706	221.1

Total current liabilities	57,924	61,931	1,571.6

Non-current liabilities
Long-term debt, net of current portion	13,128	9,951	252.5
Deferred income taxes	13,985	15,404	390.9
Other non-current liabilities	4,194	4,383	111.2

Total non-current liabilities	31,307	29,738	754.6

Total liabilities	89,231	91,669	2,326.2

Minority interests	39,690	53,050	1,346.1
Commitments and contingencies (Note 11)
Shareholders’ equity
Equity Shares — par value Rs.2 per equity share (925,000,000 shares authorized as of March 31, 2007 and December 31, 2007; 558,494,411 and 708,494,411 equity shares issued and outstanding as of March 31, 2007 and December 31, 2007, respectively (Note 10)	1,117	1,417	36.0
Additional paid-in-capital	26,220	106,436	2,700.7
Retained earnings	70,463	102,690	2,605.7
Accumulated other comprehensive losses	(840)	(1,096)	(27.8)

Total shareholders’ equity	96,960	209,447	5,314.6

Total liabilities and shareholders’ equity	225,881	354,166	8,986.9

     The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

			2007
	2006	2007	US dollars in
For the nine-month period ended December 31,	Rs. in millions	Rs. in millions	millions (Note 2)
Cash flows from operating activities
Net income	35,555	31,692	804.2
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation, depletion and amortization	4,383	5,138	130.4
Net realized and unrealized investment gains	(885)	(3,502)	(88.9)
Loss on sale of property, plant and equipment	40	—	—
Equity in net income of associate	(167)	(888)	(22.5)
Deferred income taxes	2,538	1,873	47.5
Minority interests	14,941	13,925	353.3
Other non cash expense	—	12	0.4
Changes in assets and liabilities:
Accounts receivable, net	(12,205)	1,065	27.0
Other current and non-current assets	(10,673)	(1,347)	(34.2)
Inventories	(11,583)	(6,401)	(162.5)
Accounts payable and accrued expenses	8,527	(54)	(1.1)
Other current and non-current liabilities	4,263	1,889	47.9
Short-term investments and deposits, net	(21,735)	(97,071)	(2,463.1)

Net cash provided /(used in) in operating activities	12,999	(53,669)	(1,361.6)

Cash flows from investing activities
Purchases of property, plant and equipment	(16,995)	(15,014)	(381.0)
Proceeds from sale of property, plant and equipment	645	21	0.5
Net changes in restricted — deposits and investments	20	(200)	(5.1)
Loans given to affiliates	—	(12,330)	(312.9)
Investment in subsidiaries	(5)	—	—
Proceeds from sale of non-core business	41	—	—

Net cash used in investing activities	(16,294)	(27,523)	(698.5)

Cash flows from financing activities
Proceeds from issuance of equity shares, net	—	80,516	2,042.9
Net changes in restricted cash	(33)	85	2.2
Proceeds from short-term debt, net	10,772	6,819	173.0
Proceeds from long-term debt	1,849	—	—
Repayment of long-term debt	(13,244)	(6,304)	(160.0)
Payment of dividends, including dividend tax	(3,766)	(935)	(23.7)

Net cash (used)/provided by financing activities	(4,422)	80,181	2,034.4

Effect of exchange rate changes on cash and cash equivalents	101	18	0.5

Net decrease in cash and cash equivalents	(7,616)	(993)	(25.2)

Cash and cash equivalents at the beginning of the period	9,258	9,436	239.4

Cash and cash equivalents at the end of the period	1,642	8,443	214.2

Supplementary information:
Interest paid	2,894	2,017	51.2
Income taxes paid	16,706	13,715	348.0
     The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

					Accumulated
	Equity shares				other compre-	Compre-	Total
	No. of		Additional	Retained	hensive	hensive	Shareholders’
	shares	Par value	paid-in-capital	earnings	income /(loss)	income/(loss)	equity
Balance at April 1, 2006	558,494,411	559	26,883	26,575	(519)	—	53,498
Stock split from Rs. 5 par value to Rs. 2 par value resulting in additional issuance of 2.5 shares per share held (111,738,469 shares to 279,346,173 shares)
Stock Split effected in form of dividend		558	(558)
Net income				35,555		35,555	35,555
Dividend (including dividend tax)				(3,343)			(3,343)
Loss on sale of conductor division			(105)				(105)
Unrealized gain on available-for-sale securities, net of tax of Rs. 21 million					77	77	77
Foreign currency translation adjustment					9	9	9
Unrealized gain on cash flow hedges, net of tax of Rs.137 million					(798)	(798)	(798)
Comprehensive income						34,843

Balance at December 31, 2006	558,494,411	1,117	26,220	58,787	(1,231)		84,893

					Accumulated other			Total
	Equity shares		Additional		comprehensive	Compre-	Total	US dollars in
	No. of		paid-in-	Retained	income	hensive	Shareholders’	millions
	shares	Par value	capital	earnings	/(loss)	income/(loss)	equity	(Note 2)
Balance at April 1, 2007	558,494,411	1,117	26,220	70,463	(840)	—	96,960	2,460.3
Adoption of FIN 48				535			535	13.6
Share Issued (Note 10)	150,000,000	300	80,216				80,516	2,042.9
Net income				31,692		31,692	31,692	804.2
Unrealized gain on available-for-sale securities, net of tax of Rs. 44 million ($1.1 million)					85	85	85	2.2
Foreign currency translation adjustment					31	31	31	0.8
Unrealized loss on cash flow hedges, net of tax of Rs. 126 million ($3.2 million)					(372)	(372)	(372)	(9.4)
Comprehensive income						31,436

Balance at December 31, 2007	708,494,411	1,417	106,436	102,690	(1,096)		209,447	5,314.6

Balance at December 31, 2007 in US dollar in millions (Note 2)		36.0	2,700.7	2,605.7	(27.8)		5,314.6

     The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
1. Background and Operations
     Sterlite Industries (India) Limited and its consolidated subsidiaries (the “Company” or “Sterlite”) are engaged in non-ferrous mining and metals in India and Australia. Sterlite Industries (India) Limited (“SIIL”) was incorporated on September 8, 1975 under the laws of the Republic of India. Its shares are listed on National Stock Exchange and Bombay Stock Exchange in India. In June 2007, Sterlite completed its initial public offering of American Depositary shares (“ADS”), each representing one equity share, and listed its ADSs on the New York Stock Exchange and raised Rs. 80,516 million ($2,042.9 million).
     SIIL is a majority-owned subsidiary of Twin Star Holdings Limited (“Twin Star”), which is in turn a wholly-owned subsidiary of Vedanta Resources plc (“Vedanta”), a public limited company incorporated in the United Kingdom and listed on the London Stock Exchange. Twin Star held 57.0% of SIIL’s equity as of December 31, 2007.
     The Company’s copper business is principally one of custom smelting and includes a smelter, refinery, phosphoric acid plant, sulphuric acid plant and copper rod plant at Tuticorin in Southern India, and a refinery and two copper rod plants at Silvassa in Western India. In addition, the Company owns and operates the Mt. Lyell copper mine in Tasmania, Australia through its subsidiary Copper Mines of Tasmania Pty Ltd (“CMT”), which provides a small percentage of the copper concentrate requirements for its smelter.
     The Company’s zinc business is owned and operated by Hindustan Zinc Limited (“HZL”). The Company has a 64.9% ownership interest in HZL, with the remaining interests owned by the Government of India (29.5%) and institutional and public shareholders (5.6%). HZL’s operations include three lead-zinc mines in Northwest India, three zinc smelters, one lead-zinc smelter and one lead smelter in Northwest India and one zinc smelter in Southeast India.
     The Company’s aluminum business is owned and operated by Bharat Aluminium Company Limited (“BALCO”), in which the Company has a 51.0% ownership interest and the remaining interest is owned by the Government of India. BALCO’s operations include bauxite mines, captive power plants and refining, smelting and fabrication facilities in Central India.
     The Company owns a 29.5% minority interest in Vedanta Aluminium Limited (formerly Vedanta Alumina Limited) (“Vedanta Aluminium”), a 70.5%-owned subsidiary of Vedanta. Vedanta Aluminium commenced construction of an aluminum refinery in the State of Orissa in Eastern India during fiscal 2004.
     SIIL divested its aluminum conductor division, a component of SIIL, during fiscal 2007 through a sale to Sterlite Technologies Limited (formerly Sterlite Opticals and Technologies Limited) (“STL”), a company under common control. Accordingly, the consolidated income statement for the nine months ended December 31, 2006 has been recasted to present the result of the discontinued operations separately from the continuing operations.
     The Company acquired 100% shareholding of Sterlite Energy Limited (“SEL”) during fiscal 2007. SEL is engaged in power generation business in India. SEL has commenced construction of the first phase of a pit-head thermal coal-based power facility in the state of Orissa in Eastern India.
2. Significant Accounting Policies
Basis of preparation
     The unaudited condensed consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) which include industry practices. The unaudited condensed consolidated financial statements are presented in Indian Rupee (“Rs.”). Certain financial information that is normally included in annual financial statements, including certain financial statement notes, prepared in accordance with US GAAP, is not required for interim reporting purposes and has been condensed or omitted.
     The financial information with respect to the nine-month periods ended December 31, 2006 and 2007 is unaudited and as of and for the year ended March 31, 2007 is audited. The unaudited condensed consolidated financial statements have been prepared on the same basis as the audited financial statements. In the opinion of management, such unaudited financial information contains all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the results of such periods. The results of operations for the nine-month period ended December 31, 2007 are not necessarily indicative of results to be expected for the full year.
Basis of consolidation
     The consolidated financial statements include the results of SIIL and all its wholly-owned subsidiaries and other subsidiaries in which a controlling interest is maintained.
     All significant inter-company balances and transactions, including unrealized profits arising from transactions between the subsidiaries, have been eliminated upon consolidation.
     Non-Indian subsidiaries have a functional currency (i.e., the currency in which activities are primarily conducted) of the country in which a subsidiary is domiciled. Foreign subsidiaries’ assets and liabilities are translated to Indian Rupee at year-end exchange rates, while revenues and expenses are translated at average exchange rates during the year. Adjustments that result from translating amounts in a subsidiary’s functional currency are reported in shareholders’ equity as a component of accumulated other comprehensive income. Minority interests in subsidiaries represent the minority shareholders’ proportionate share.
Convenience translation
     The accompanying unaudited condensed consolidated financial are presented in Indian Rupee, the functional currency of the Company. Solely for the convenience of the readers, the unaudited condensed consolidated financial statements as of and for the nine months ended December 31, 2007 have been translated into US dollars (“$”) at the noon buying rates of $1.00 = Rs. 39.41 in the City of New York for cable transfers of Indian Rupee as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2007. No representation is made that the Indian Rupee amounts represent US dollar amounts or have been, could have been or could be converted into US dollars at such a rate or any other rate.
Income taxes
     The Company adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, on April 1, 2007. FIN 48 provides specific guidance on the financial statement recognition, measurement, reporting and disclosure of uncertain tax positions taken or expected to be taken in a tax return. FIN 48 addresses the manner in which tax positions, either permanent or temporary, should be reflected in the financial statements.
     In accordance with the adoption of FIN 48, we evaluate our tax positions to determine if it is more likely than not that a tax position is sustainable, based on its technical merits. If a tax position does not meet the more likely than not standard, a liability is established. Additionally, for a position that is determined to, more likely than not, be sustainable, we measure the benefit at the highest cumulative probability of being realized and establish a liability for the remaining portion. A material change in our tax liabilities could have an impact on our results. The company recognizes potential interest and penalties related to unrecognized tax benefits in income tax expense.
Recently issued accounting pronouncements
     Statement of financial Accounting Standard (“SFAS”) No. 155, “Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140”
     In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140,” which eliminates the exemption from applying SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” to interests on securitized financial assets so that similar instruments are accounted for similarly regardless of form. The statement allows the election of a fair value measurement at acquisition, at issuance or when a previously recognized financial instrument is subject to a remeasurement event, on an instrument-by-instrument basis, in cases in which a derivative would otherwise have to be bifurcated. The statement applies to all financial instruments acquired, issued, or subject to a remeasurement (new basis) event occurring after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Adoption of the standard in fiscal 2007 had no material impact on the financial position or results of operation of the Company.

SFAS No. 157, “Fair Value Measurements”
     In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company’s management is currently evaluating the impact, if any, of the adoption of SFAS No. 157 will have on the Company’s financial reporting and disclosures.
SFAS No. 158,”Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106 and 132(R)”
     In September 2006, the FASB issued SFAS No.158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106 and 132(R)”, which requires recognition of a net liability or asset to report the funded status of defined benefit pension and other postretirement plans on the balance sheet and recognition (as a component of other comprehensive income) of changes in the funded status in the year in which the changes occur. SFAS No. 158 also requires measurement of a plan’s assets and obligations as of the balance sheet date and additional annual disclosures in the notes to the financial statements. The recognition and disclosure provisions of SFAS No. 158 are effective for fiscal years ending after December 15, 2006 while the requirement to measure the plan’s assets and obligations as of the balance sheet is effective for fiscal years ending after December 15, 2008. Adoption of the standard in fiscal 2007 had no material impact on the financial position or results of operation of the Company.
Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”
     In September 2006, the SEC issued SAB No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” SAB No. 108 is effective for annual financial statements for fiscal years ending after November 15, 2006, and requires registrants to assess the effects of correcting prior years’ misstatements on the current year’s statement of income. The cumulative effect, if any, of initial application is to be reported as of the beginning of such fiscal year. The adoption of SAB No. 108 in fiscal 2007 did not have a material effect on the consolidated financial position or results of operations of the Company.
SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115”
     In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115.” SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. The fair value option established by this Statement permits all entities to choose to measure eligible items at fair value at specified election dates. This standard is effective for fiscal years beginning after November 15, 2007. The Company’s management is currently evaluating the impact, if any, of the adoption of SFAS No. 159 will have on the Company’s financial reporting and disclosures.
SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51”
     In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51.” SFAS No. 160 improves the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This standard is effective for fiscal years beginning on or after December 15, 2008. The Company’s management is currently evaluating the impact, if any, the adoption of SFAS No. 160 will have on the Company’s financial reporting and disclosures.
SFAS No. 141 (Revised), “Business Combination”
     In December 2007, the FASB issued SFAS No. 141 (Revised), “Business Combination.” SFAS 141(R) improves the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. This standard is effective for fiscal years beginning on or after December 15, 2008. The Company’s management is currently evaluating the impact, if any, the adoption of SFAS No. 141(R) will have on the Company’s financial reporting and disclosures.

3. Interest and Dividend Income
     Interest and dividend income include foreign currency gain/ (loss) on foreign currency investments.
4. Inventories
     Inventories consist of the following as of the date indicated:

			December 31,
	March 31,	December 31,	2007
	2007	2007	US dollars in
	Rs. in millions	Rs. in millions	millions
Finished goods	1,414	1,478	37.6
Work-in-progress	9,860	10,030	254.5
Raw materials	14,584	20,096	509.9
Stores and spares	2,787	3,442	87.3

Inventories	28,645	35,046	889.3

5. Accounts Receivable, Net
     Accounts receivable, net consists of the following as of the date indicated:

			December 31,
	March 31,	December 31,	2007
	2007	2007	US dollars in
	Rs. in millions	Rs. in millions	millions
Accounts receivable	14,874	13,713	348.0
Related party receivable	910	998	25.3

Total receivables	15,784	14,711	373.3
Allowances for doubtful accounts	(15)	(15)	(0.4)

Accounts receivable, net	15,769	14,696	372.9

6. Other Current and Non-Current Assets, Net
     Other current and non-current assets consists of the following as of the date indicated:

			December 31,
	March 31,	December 31,	2007
	2007	2007	US dollars in
	Rs. in millions	Rs. in millions	millions
Other current and non-current assets	13,321	15,170	385.0
Advance to related party	—	12,331	312.9

Total other current and non-current assets	13,321	27,501	697.9
Allowances for doubtful advances	—	(129)	(3.3)

Other current and non-current assets, net	13,321	27,372	694.6

7. Short-Term and Long-Term Debt
     Short-term debt represents borrowings with an original maturity of less than one year. Long-term debt represents borrowings with an original maturity of greater than one year. Maturity distribution is based on contractual maturities or earlier dates at which debt is callable at the option of the holder or the Company. Interest rates on floating-rate debt are generally linked to benchmark rates.
Working capital loans
     The Company has credit facilities from various banks for meeting working capital requirements, generally in the form of credit lines for establishing letters of credit, packing credit in foreign currency (“PCFC”), cash credit and issuing bank guarantees.

Amounts due under working capital loans as of March 31, 2007 and December 31, 2007 were nil and Rs. 6,148 million, respectively. The Rs.6,148 million working capital loan due as of December 31, 2007 was an Indian Rupee denominated loan. Interest on this facility is based on the London Inter-Bank Offer Rate (“LIBOR”) plus 57 basis points. These working loans are secured against the inventories and trade accounts receivables.
Floating rate notes
     The Company issued US dollar denominated, floating rate, unsecured notes of $81.0 million in June 1997 repayable at the end of ten years. In June 2004, $67.6 million was repaid and the remainder was repaid in June 2007. Amounts outstanding under this facility were Rs. 584 million and nil as of March 31, 2007 and December 31, 2007 respectively. Interest on this facility was based on the LIBOR plus 130 basis points.
Foreign currency loans
     The Company had a US dollar denominated unsecured term loan facility of $92.6 million, the purpose of which was to refinance foreign currency loans with various banks. This facility consisted of a Tranche A of $67.6 million which has been repaid in June 2007 and a Tranche B of $25.0 million repayable in September 2008. As per the loan agreement, in April, 2006, these loans were converted into Japanese yen loans amounting to Tranche A to Japanese yen 8,012.6 million and Tranche B to Japanese yen 2,862.5 million. Amounts due under this facility as of March 31, 2007 and December 31, 2007 were Rs. 4,024 million and Rs. 1,008 million ($25.6 million), respectively. Interest on this facility is based on Japanese yen LIBOR plus 44 basis points.
     The Company entered into an unsecured term loan facility consisting of Japanese yen 3,570 million and $19.7 million in September 2005, the purpose of which was to refinance foreign currency borrowings made in August 2002. This loan is to be repaid between August 2006 and August 2008 in five tranches. The first three tranches amounting to Japanese yen 2,142 million and $11.8 million were repaid on or prior to December 31, 2007. The balances under this facility as of March 31, 2007 and December 31, 2007 were Rs. 1,306 million and Rs. 812 million ($20.6 million), respectively. Interest on Japanese yen facility is based on Japanese yen LIBOR plus 42 basis points and on the US dollar denominated facility is based on LIBOR plus 42 basis points.
Term loans
     As of December 31, 2007, the Company held syndicated Indian Rupee fixed rate term loan facilities totaling Rs. 10,118 million ($256.7 million) and bearing an average interest rate of 7.14% per annum. The amount outstanding was Rs. 11,862 million as of March 31, 2007. These facilities are secured by a first charge on the movable and immovable properties, present and future tangible or intangible assets and other than current assets of BALCO. The first loan, under which Rs. 4,214 million was outstanding, as of December 31, 2007, is repayable in 12 quarterly installments beginning January 2007 and the second loan, under which Rs. 5,904 million was outstanding, as of December 31, 2007 is repayable in eight quarterly installments beginning May 2009. As of December 31, 2007, the Company have repaid Rs. 5,786 million under these loans, out of the initial borrowing of Rs. 15,904 million.
Buyers’ credit
     As of December 31, 2007, the Company had extended credit terms relating to purchases of property, plant and equipment for its projects. As of March 31, 2007 and December 31, 2007, the balances were Rs. 1,452 million and Rs. 527 million ($13.4 million), respectively. These loans bear interest at LIBOR plus 50 basis points. These are long-term loans secured by all the fixed assets of BALCO, immovable or movable, present and future, on a pari passu basis with other term lenders and with priority to other creditors.
Non-convertible debentures
     In April 2003 the Company had issued Rs. 1,000 million ($25.4 million) Indian Rupee denominated non-convertible debentures to the Life Insurance Corporation of India (“LIC”). The debentures were established in two tranches. Tranche A, which is in the amount of Rs. 400 million ($10.1 million), is due in April 2010 and Tranche B, which is in the amount of Rs. 600 million ($15.2 million), is due in April 2013. Interest rates are linked to annualized Indian Government Security rates. The applicable interest rates have varied from 7.9% to 8.0% per annum. These debentures are secured by certain of SIIL’s immoveable properties.
     Short-term and current portion of long-term debt consist of the following as of the date indicated:

			December 31,
	March 31,	December 31,	2007
	2007	2007	US dollars in
	Rs. in millions	Rs. in millions	millions
Short-term debt	—	6,819	173.0
Current portion of long-term debt	8,353	4,300	109.1

Short-term and current portion of long-term debt	8,353	11,119	282.1
Weighted average interest rate on short-term debts	—	5.4%	5.4%
Unused line of credit on short-term debts	38,675	50,279	1,275.8
     Long-term debt, net of current portion consists of the following as of the date indicated:

			December 31,
	March 31,	December 31,	2007
	2007	2007	US dollars in
	Rs. in millions	Rs. in millions	millions
Bank and financial institutions	19,319	12,532	318.0
Non-convertible debentures	1,000	1,000	25.4
Others	1,162	719	18.2

Long-term debt	21,481	14,251	361.6
Less : Current portion of long-term debt	(8,353)	(4,300)	(109.1)

Long-term debt, net of current portion	13,128	9,951	252.5

8. Business Combinations and Divestures
a. Call option — HZL
     The Company’s wholly-owned subsidiary Sterlite Opportunities and Ventures Limited has the right to purchase all of the Government of India’s remaining shares in HZL at fair market value. As of March 31, 2007 and December 31, 2007, the Government of India’s holding in HZL was 29.5%. This call option is subject to the right of the Government of India to sell 3.5% of HZL to HZL employees. This call option is also subject to the Government of India’s right, prior to the exercise of this call option, to sell its shares in HZL through a public offer. This call option became exercisable on April 11, 2007 and remains exercisable thereafter so long as the Government of India has not sold its remaining interest pursuant to a public offer of its shares. If the Company exercises this call option, the exercise price will be equal to the fair market value of the Government of India’s shares as determined by an independent appraiser, which may take into consideration a number of factors including the current market price of HZL’s shares.
b. Call option — BALCO
     The Company purchased a 51.0% holding in BALCO from the Government of India on March 2, 2001. Under the terms of the purchase agreement for BALCO and the shareholders’ agreement by and among BALCO, the Company and the Government of India, the Company had a call option that allowed it to purchase any remaining shares held by the Government of India in BALCO at any time on or after March 2, 2004. The purchase price per share under this option would be the higher of the fair market value and Rs. 49.01 (plus 14.0% interest per annum compounded semi-annually). During the year ended March 31, 2004, the Company exercised its call option pursuant to the terms of the shareholders’ agreement. An independent valuer was appointed by the Government of India in December 2005 to determine the fair market value of the shares held by the Government of India. The independent valuer submitted its valuation report in January 2006. The Government of India is contesting the purchase price and the validity of the call option. The Company filed an arbitration petition on May 17, 2007 before the High Court of Delhi requesting the court to appoint an arbitrator. As directed by the court, mediation proceedings have begun and the Government of India and the Company have each appointed their respective independent mediators. The Company expects the mediation proceedings to be completed in near future. In the event that the mediation proceedings, do not resolve the matter, the Company has the option of seeking arbitration. The Government of India also retains the right and has expressed an intention to sell 5.0% of BALCO to BALCO employees.
9. Accumulated Other Comprehensive Loss
     The components of accumulated other comprehensive losses consist of the following as of the date indicated:

			December 31,
	March 31,	December 31,	2007
	2007	2007	US dollars in
	Rs. in millions	Rs. in millions	millions
Unrealized gain on available-for-sale securities	70	155	3.9
Foreign currency translation adjustment	(388)	(357)	(9.0)
Unrealized loss on cash flow hedges	(522)	(894)	(22.7)

Accumulated other comprehensive losses	(840)	(1,096)	(27.8)

     The entire balance of unrealized loss on the cash flow hedges is expected to be recognized in the statement of operation within one year.
10. Shareholders’ Equity
Issued shares
     SIIL’s issued equity share capital as of March 31, 2007 and December 31, 2007 was Rs. 1,117 million and Rs. 1,417 million ($35.6 million), consisting of 558,494,411 shares and 708,494,411 shares, respectively, of Rs. 2 each including 4,099,400 equity shares allotted as fully paid upon conversion of 50,000 foreign currency redeemable convertible bonds.
     SIIL issued an additional 150,000,000 equity share in June 2007, resulting in an increase in issued equity share capital from 558,494,411 shares to 708,494,411 shares. The net proceeds from the initial public offering of ADS of Rs. 80,516 million ($2,042.9 million) have been accounted for as an addition of Rs. 300 million ($7.6 million) to equity share capital and Rs. 80,216 million ($2,035.3 million) to additional paid-in-capital.
     Retained earning includes among others balances of general reserve, debenture redemption reserve and preference share redemption reserve.
General reserves
     Under the Companies Act, a general reserve is created through an annual transfer of net income at a specified percentage in accordance with applicable regulations. The purpose of these transfers is to ensure that if a dividend distribution in a given year is more than 10.0% of the paid-up capital of the company for that year, then the total dividend distribution is less than the total distributable results for that year. The balances in the standalone financial statements of SIIL’s general reserves as determined in accordance with applicable regulations were Rs. 2,148 million and Rs. 2,148 million ($54.5 million) as of March 31, 2007 and December 31, 2007, respectively.
Debenture redemption reserve
     The Companies Act requires companies that issue debentures to create a debenture redemption reserve from annual profits until such debentures are redeemed. Companies are required to maintain a minimum proportion of outstanding redeemable debentures as a reserve. The amounts credited to the debenture redemption reserve may not be utilized by the Company except to redeem debentures. Retained earnings of the standalone financial statements of SIIL as of March 31, 2007 and December 31, 2007 include Rs. 117 million and Rs. 117 million ($3.0 million) of debenture redemption reserve, respectively.
Preference share redemption reserve
     The Companies Act provides that companies that issue preference shares may redeem those shares from profits of the company which otherwise would be available for dividends or from proceeds of a new issue of shares made for the purpose of redemption of the preference shares. If there is a premium payable on redemption, the premium must be provided for, either by reducing the additional paid in capital (shares premium account) or net income, before the shares are redeemed.
     If profits are used to redeem preference shares, the value of the nominal amount of shares redeemed should be transferred from profits (retained earnings) to the capital redemption reserve account. This amount should then be utilized for the purpose of redemption of redeemable preference shares. This reserve can be used to issue fully paid-up bonus shares to the shareholders of the Company. Retained earnings of the standalone financial statements of SIIL includes Rs. 769 million and Rs. 769 million ($19.5 million) of preference share redemption reserve as of March 31, 2007 and December 31, 2007, respectively.

Dividends
     Each equity share holder is entitled to dividends as and when the Company declares and pays dividends after obtaining shareholder approval. Dividends are paid in Indian Rupees. Remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable taxes. Equity dividends paid were Rs. 2,932 million (Rs. 5.25 per share) and nil for the year ended March 31, 2007 and nine-month period ended December 31, 2007, respectively. Dividend distribution taxes on the equity dividends were Rs. 411 million and nil for the year ended March 31, 2007 and the nine-month period ended December 31, 2007, respectively, which were paid by the Company.
     Dividends are payable from the profits determined under Indian GAAP statutory standalone financial statements of SIIL and its subsidiaries. Under Indian law, a company is allowed to pay dividends in excess of 10.0% of its paid-up capital in any year from profits for that year only if it transfers a specified percentage of the profits of that year to reserves. The Company makes such transfers to general reserves.
11. Commitments, Contingencies and Guarantees
(a) Commitments and contingencies
(i) Commitments
     The Company has a number of continuing operational and financial commitments in the normal course of business including completion of the construction and expansion of certain assets.
•	Capital commitments
     Significant capital commitments of the Company as of December 31, 2007 amounted to Rs. 59,276 million ($1,504.1 million) and these are related to the capacity expansion projects including commitments amounting to Rs. 51,509 million ($1,307.0 million) for the Company’s new energy business.
•	Export obligations
     The Company has export obligations of Rs. 23,276 million ($590.6 million) over eight years on account of concessional rates received on import duties paid on capital goods under the Export Promotion Capital Goods Scheme enacted by the Government of India. If the Company is unable to meet these obligations, the Company’s liability would be Rs. 3,346 million ($84.9 million), reduced in proportion to actual exports. Due to a remote likelihood of the Company being unable to meet its export obligations, no loss is anticipated with respect to these obligations and hence no provision has been made in its unaudited condensed consolidated financial statements.
(ii) Contingencies
     The Company is from time to time subject to litigation and other legal proceedings. Certain operating subsidiaries of the Company have been named as parties to legal actions by third party claimants and by the Indian sales tax, excise and related tax authorities for additional sales tax, excise and indirect duties. These claims primarily relate either to the assessable values of sales and purchases or to incomplete documentation supporting the Company’s tax returns. The total claims related to these tax liabilities is Rs. 3,772 million ($95.7 million). Management has evaluated these contingencies and hence has recorded Rs. 752 million ($19.1 million) as current liabilities as of December 31, 2007.
     The Company has ongoing disputes with income tax authorities relating to tax treatment of certain items. These mainly include disallowed expenses, tax treatment of certain expenses claimed by the Company as deductions, and the computation of, or eligibility of, certain tax incentives or allowances. Some of the disputes relate to the year in which the tax consequences of financial transactions were recognized and in the event these disputes are not resolved in the Company’s favor, the tax consequences may be reflected in the tax year allowed by the income tax authorities and are, therefore, timing differences. Most of these disputes/disallowances, being repetitive in nature, have been raised by the department consistently in most of the years. The Company has a right of appeal to the High Court or Supreme Court against adverse initial assessments by the appellate authorities for matters involving questions of law. The tax authorities have similar rights of appeal. The total claims related to income taxes is Rs. 3,342 million ($84.8 million). Management has evaluated these contingencies and hence has recorded Rs. 987 million ($25.0 million) as provision for current income taxes as of December 31, 2007.

     Claims by third parties amounted to Rs. 5,644 million ($143.2 million) as of December 31, 2007, of which Rs. 287 million ($7.3 million) has been recorded as current liabilities. The Company intends to vigorously defend these claims as necessary. Although the results of legal actions cannot be predicted with certainty, it is the opinion of management, after taking appropriate legal advice, that the likelihood of these claims becoming the obligations of the Company is remote and hence the resolution of these actions will not have a material adverse effect, if any, on the Company’s business, financial condition or results of operations. Therefore, the Company has not recorded any additional liability beyond what is stated above in relation to litigation matters in the accompanying unaudited condensed consolidated financial statements.
(b) Guarantees and put option
     The Company has given guarantees on the issuance of customs duty bonds amounting to Rs. 334 million ($8.5 million) for import of capital equipment at concessional rates of duty. The Company has fulfilled its obligations under the bonds and procedural formalities are yet to be completed by the authorities for releasing the bonds. The Company does not anticipate any liability on these guarantees.
     The Company has provided guarantees on behalf of India Foils Limited, or IFL, for its loan obligations to the extent of Rs. 1,820 million ($46.2 million) and the outstanding amounts against these guarantees as of December 31, 2007 was Rs. 1,710 million ($43.4 million). For IFL’s loan obligations of Rs. 1,270 million guaranteed by the Company, the Company has also granted a put option to a bank under which the bank may require the Company to repurchase the loan in lieu of looking to the Company’s guarantee. The Company would have a liability under the guarantees and the put option in the event IFL fails to fulfill its loan obligations. The maximum potential amount of future payments the Company would be required to pay is Rs. 1,710 million ($43.4 million) as of December 31, 2007. The Company reviewed its liabilities under the guarantees and the put option taking into consideration the financial position of IFL and estimated that the fair value of the guarantees as of December 31, 2007 was Rs. 926 million ($23.5 million). As a result, the Company recognized a liability of Rs. 784 million ($19.9 million) for the guarantees and the put option in fiscal 2006. No further provision during the nine months ending December 31, 2007 is deemed necessary.
     The Company has issued a corporate guarantee of Rs. 7,000 million ($177.6 million) on behalf of Vedanta Aluminium for obtaining credit facilities. The Company has also issued a corporate guarantee of Rs. 9,479 million ($240.5 million) for importing capital equipment at concessional rates of duty under the Export Promotion Capital Goods scheme enacted by the Government of India and Rs 1,556 million ($39.5 million) for raw material imports. Vedanta Aluminium is obligated to export goods worth eight times the value of concessions enjoyed in a period of eight years following the date of import, failing which the Company is liable to pay the dues to the government. With respect to the corporate guarantee of Rs. 7,000 million ($177.6 million), Vedanta Aluminium has issued a counter guarantee to the Company indemnifying the Company for any liability on such guarantee. Vedanta Aluminium began the progressive commissioning of its new alumina refinery in March 2007 and anticipates its full ramp up by March 2008, after which it is expected to start fulfilling its obligations under this scheme. As of December 31, 2007, management determined that the Company has no liability on either of these corporate guarantees.
     The Company has given a bank guarantee amounting to Australian dollar 5.0 million (Rs. 174 million or $4.4 million) in favor of the Ministry for Economic Development, Energy and Resources as a security against rehabilitation liability on behalf of CMT. The same guarantee is backed by the issuance of a corporate guarantee of Rs. 320 million ($8.1 million). These liabilities are fully recognized in the consolidated financial statements of the Company. The management of the company does not anticipate any liability on these guarantees.
     The Company has given bank indemnity guarantees amounting to Australian dollar 2.9 million (Rs. 95 million or $2.4 million) in favor of the State Government of Queensland, Australia as a security against rehabilitation liabilities that are expected to occur at the closure of the mine. The environmental liability is fully recognized in the condensed consolidated financial statements of the Company. The management of the Company does not anticipate any liability on these guarantees.
     The Company has issued corporate guarantees on behalf of CMT amounting to Rs 1,096 million ($27.8 million) for obtaining credit facility from banks. The management of the Company does not anticipate any liability on these guarantees.
     The Company has given performance bank guarantees amounting to Rs. 4,786 million ($121.4 million) as of December 31, 2007. These guarantees are issued in the normal course of business while bidding for supply contracts or in lieu of advances received from customers. The guarantees have varying maturity dates normally ranging from six months to three years. These are contractual guarantees and are enforceable if the terms and conditions of the contracts are not met and the maximum liability on these contracts is the amount mentioned above. The management of the Company does not anticipate any liability on these guarantees.

     The Company has given bank guarantees for securing supplies of materials and services in the normal course of business. The value of these guarantees as of December 31, 2007 is Rs. 2,460 million ($62.4 million). The Company has also issued bank guarantees in the normal course of business for an aggregate value of Rs. 451 million ($11.4 million) for litigations, against provisional valuation and for other liabilities. The management of the Company does not expect any liability on these guarantees.
     The Company’s outstanding guarantees and put option cover obligations aggregating Rs. 29,396 million ($745.9 million) as of December 31, 2007. The Company estimates that the likelihood of these claims becoming obligations of the Company is remote and as such no provision has been made in the condensed consolidated financial statements for these guarantees and put option.
     12. Income Taxes
     The following are the details of tax expense charged to statements of operations for the periods indicated:

	Nine months ended
			December 31, 2007
	December 31, 2006	December 31, 2007	US dollars in
	Rs. in millions	Rs. in millions	millions
Current tax:
Indian income tax	16,709	13,466	341.8
Foreign income tax	937	665	16.8

Total current tax	17,646	14,131	358.6

Deferred tax:
Indian income tax	2,273	1,819	46.1
Foreign income tax	265	54	1.4
Total deferred tax	2,538	1,873	47.5

Income taxes for the period	20,184	16,004	406.1

Effective tax rate	28.7%	26.4%	26.4%
     The following are the details of the deferred tax assets and liabilities as of the dates indicated:

		December	December 31, 2007
	March 31, 2007	31, 2007	US dollars in
	Rs. in millions	Rs. in millions	millions
Deferred tax assets
Current	1,152	460	11.7
Non-current	1,455	1,220	31.0

Total	2,607	1,680	42.7

Deferred tax liabilities
Current	1,479	1,500	38.1
Non-current	13,985	15,404	390.9

Total	15,464	16,904	429.0

     The Company’s income tax provision from continuing operations for the nine-month period ended December 31, 2007 was Rs. 16,004 million ($406.1 million). The effective tax rate for the nine-month period ended December 31, 2007 is 26.4% and the difference between the statutory tax rate of 34.0% and the effective tax rate is primarily due to tax holidays and exemptions enjoyed by the Indian companies.
     Effective April 1, 2007, the company adopted the provisions of FIN 48. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes” and prescribes a recognition threshold of more-likely-than-not to be sustained upon examination. As a result of the implementation of FIN 48, the company have to recognize a Rs. 535 million ($13.6 million) decrease in the liability for unrecognized tax benefits related to tax positions taken in prior periods, which was accounted for as an increase to the April 1, 2007 balance of retained earnings.
     In addition, the Company has accrued interest and necessary penalties, where applicable, of Rs. 40 million ($1.0 million) related to unrecognized tax positions in provision for income taxes.

13. Earnings Per Share (“EPS”)
     The following EPS is adjusted retroactively for all the periods presented to reflect the impact of stock dividend, rights issue and stock split effective as of May 12, 2006 in the tables below for the period indicated:

	Nine months ended
			December 31, 2007
	December 31, 2006	December 31, 2007	US dollars in
	Rs. in millions	Rs. in millions	millions
Net income from continuing operations	35,469	31,692	804.2
Net income from discontinued operations	86	—	—

Net income	35,555	31,692	804.2

Weighted average number of ordinary shares for earnings per share	553,216,634	664,858,077	664,858,077
Earnings from per share :
Income from continuing operations	64.11	47.67	1.21
Income from discontinued operations	0.16	—	—

Earnings from per share	64.27	47.67	1.21

14. Segment Information
     The Company is in the business of non-ferrous mining and metals in India and Australia. The Company has four reportable segments: copper, zinc, aluminum and corporate and others. The management of the Company is organized by its main products: copper, zinc and aluminum. Each of the reported segment derives its revenues from these main products and hence these have been identified as reportable segments by the Company’s Chief Operating Decision Maker (“CODM”). Segment profit amounts are evaluated regularly by the Company’s Managing Director and CEO who has been identified as its CODM in deciding how to allocate resources and in assessing performance.
     Copper
     The copper business is principally one of custom smelting and includes a smelter, refinery, phosphoric acid plant, sulphuric acid plant and copper rod plant at Tuticorin in Southern India and a refinery and two copper rod plants at Silvassa in Western India. The Company obtains a small quantity of copper concentrate from the Mt. Lyell copper mine in Tasmania, Australia, owned by CMT.
     Zinc
     The zinc business is owned and operated by HZL, India’s leading zinc producer in the Indian zinc market. The Company has a 64.9% ownership interest in HZL, with the remainder owned by the Government of India (29.5%) and institutional and public shareholders (5.6%). HZL’s operations include three zinc smelters, one lead-zinc smelter and one lead smelter in Northwest India, one zinc smelter in Southeast India and three lead-zinc mines in Northwest India.
     Aluminum
     The aluminum business is owned and operated by BALCO, in which the Company has a 51.0% ownership interest. The remainder of BALCO is owned by the Government of India. BALCO’s operations include bauxite mines, captive power plants, and refining, smelting and fabrication facilities in Central India.
     Corporate and others
     The operating segment “Corporate and others” is primarily commercial power generation business and other corporate activities.
Business segments
     The operating segments reported are the segments of the Company for which separate financial information is available. Segment profit amounts are evaluated regularly by the Company’s managing director and CEO who has been identified as its chief operating decision maker in deciding how to allocate resources and in assessing performance. The following table presents revenue and profit information and certain asset and liability information regarding the Company’s business segments for the nine months ended December 31, 2006 and 2007.

For the nine-month period ended December 31, 2006

				Corporate
Rs. in millions	Copper	Zinc	Aluminium	and others	Elimination	Total
Net sales to external customers	86,230	65,765	27,342	—	—	179,337
Inter-segment sales	—	—	903	—	(903)	—

Segment sales	86,230	65,765	28,245	—	(903)	179,337

Segment profit	13,607	50,702	10,495	(5)	—	74,799
Depreciation, depletion and amortization	(1,060)	(1,534)	(1,776)	—	—	(4,370)
Voluntary retirement scheme expenses	—	(97)	—	—	—	(97)

Operating income	12,547	49,071	8,719	(5)	—	70,332

Interest and dividend income						1,314
Interest expense						(2,856)
Net realized and unrealized investment gain						1,637

Income before income taxes, minority interests and equity in net loss of associate						70,427
Income taxes						(20,184)

Income after income taxes, before minority interests and equity in net loss of associate						50,243
Minority interests						(14,941)
Equity in net income of associate, net of taxes						167

Net income from continuing operations						35,469

Income from divested business, net of tax						86

Net income						35,555

For the nine-month period ended December 31, 2007

						Total	US
						Rs.	dollars
				Corporate		in	in
Rs. in millions	Copper	Zinc	Aluminium	and others	Elimination	millions	millions
Net sales to external customers	92,785	55,900	30,382	201	—	179,268	4,548.8
Inter-segment sales	—	—	67	—	(67)	—	—

Segment sales	92,785	55,900	30,449	201	(67)	179,268	4,548.8

Segment profit	9,451	40,849	9,875	202	—	60,377	1,532.0
Depreciation, depletion and amortization	(1,161)	(1,795)	(1,965)	(217)	—	(5,138)	(130.3)

Operating income	8,290	39,054	7,910	(15)	—	55,239	1,401.7

Interest and dividend income						4,473	113.5
Interest expense						(2,481)	(63.0)
Net realized and unrealized investment gain						3,502	88.9

Income before income taxes, minority interests and equity in net income of associate						60,733	1,541.1
Income taxes						(16,004)	(406.1)

Income after income taxes, before minority interests and equity in net income of associate						44,729	1,135.0
Minority interests						(13,925)	(353.3)
Equity in net income of associate, net of taxes						888	22.5

Net income from continuing operations						31,692	804.2

Income from divested business, net of taxes						—	—

Net income						31,692	804.2

Assets
Segment assets	155,778	123,764	56,575	14,128	—	350,245	8,887.4
Equity investment in associate				3,921	—	3,921	99.5

Total assets	155,778	123,764	56,575	18,048	—	354,166	8,986.9

Additions to Property, plant and equipment	817	8,679	683	4,102	—	14,281	362.4

STERLITE INDUSTRIES (INDIA) LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
     You should read the following discussion in conjunction with our unaudited condensed consolidated financial statements and the related notes included elsewhere in this report. We urge you to carefully review and consider the various disclosures made by us in this report and in our other SEC filings, including our registration statement on Form F-1, as amended (Registration No. 333-138739). Some of the statements in the following discussion are forward-looking statements. See “Special note regarding forward-looking statements.” Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth elsewhere in this report and those set forth below.
Overview
     We are a non-ferrous metals and mining company with operations in India and Australia, and recently we have also entered into commercial power generation business. In June 2007, we completed the initial public offering of our American Depositary Shares (“ADSs”), each representing one equity share, and listed our ADSs on the New York Stock Exchange raising Rs. 80,516 million ($2,025.5 million). In India, we are one of the two leading custom copper smelters by volume, the leading and only integrated zinc producer and the third largest aluminum producer by volume. We also have a minority interest in Vedanta Aluminium Limited (formerly Vedanta Alumina Limited) (“Vedanta Aluminium”), an alumina refining and aluminum smelting company, and intend to develop a commercial power generation business in India that leverages our experience in building and managing captive power plants used to support our copper, zinc and aluminum businesses. We have experienced significant growth in recent years through various expansion projects which have expanded our copper smelting business, by acquiring our zinc and aluminum businesses in 2002 and 2001, respectively, through the Government of India privatization programs and by successfully growing our acquired businesses. We believe our experience in operating and expanding our business in India will allow us to capitalize on attractive growth opportunities arising from India’s large mineral reserves, relatively low cost of operations and large and inexpensive labor and talent pools. We believe we are also well positioned to take advantage of the significant growth in industrial production and investments in infrastructure in India, China, Southeast Asia and the Middle East, which we expect will continue to create strong demand for metals.
     The following tables are derived from our unaudited condensed consolidated financial statements and the related notes and set forth:
•	the net sales for each of our business segments as a percentage of our net sales on a consolidated basis;

•	the operating income for each of our business segments as a percentage of our operating income on a consolidated basis; and

•	the segment profit, calculated by adjusting operating income for depreciation, depletion and amortization and voluntary retirement scheme expenses, as applicable, for each of our business segments as a percentage of our segment profit on a consolidated basis.

	Nine-months ended December 31,
	2006	2007
Net Sales:
Copper	48.1%	51.8%
Zinc	36.7	31.2
Aluminum	15.2	16.9
Corporate and others	—	0.1

Total	100.0%	100.0%

Operating income:
Copper	17.8%	15.0%
Zinc	69.8	70.7
Aluminum	12.4	14.3
Corporate and others	—	—

Total	100.0%	100.0%

Segment profit(1):
Copper	18.2%	15.6%
Zinc	67.8	67.7
Aluminum	14.0	16.4
Corporate and others	—	0.3

Total	100.0%	100.0%

Note:

(1)	Segment profit is calculated by adjusting operating income for depreciation, depletion and amortization and voluntary retirement scheme expenses, as applicable. Segment profit is not a recognized measurement under accounting principles generally accepted in the United States of America (“US GAAP”). Our segment profit may not be comparable to similarly titled measures reported by other companies due to potential inconsistencies in the method of calculation. We have included our segment profit because we believe it is an indicative measure of our operating performance and is used by investors and analysts to evaluate companies in our industry. Our segment profit should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity reported in accordance with US GAAP. We believe that the inclusion of supplementary adjustments applied in our presentation of segment profit are appropriate because we believe it is a more indicative measure of our baseline performance as it excludes certain charges that our management considers to be outside of our core operating results. In addition, our segment profit is among the primary indicators that our management uses as a basis for planning and forecasting of future periods. The following table reconciles operating income to segment profit for the periods indicated:

	Nine-months ended December 31,
	2006		2007		2007
	(in millions)
Copper:
Operating income	Rs.	12,547	Rs.	8,290	$210.3
Plus:
Depreciation, depletion and amortization		1,060		1,161	29.5

Segment profit	Rs.	13,607	Rs.	9,451	$239.8

Zinc:
Operating income	Rs.	49,071	Rs.	39,054	$991.0
Plus:
Depreciation, depletion and amortization		1,534		1,795	45.5
Voluntary retirement scheme expenses		97		—	—

Segment profit	Rs.	50,702	Rs.	40,849	$1,036.5

Aluminum:
Operating income	Rs.	8,719	Rs.	7,910	$200.7
Plus:
Depreciation, depletion and amortization		1,776		1,965	49.9

Segment profit	Rs.	10,495	Rs.	9,875	$250.6

Corporate and Others:
Operating Loss	Rs.	(5)	Rs.	(15)	$(0.3)
Plus:
Depreciation, depletion and amortization		—		217	5.4

Segment profit	Rs.	(5)	Rs.	202	$5.1

Business Summary
     Our company is comprised of the following business segments:
•	Copper. Our wholly-owned copper business is principally one of custom smelting and includes a smelter, refinery, phosphoric acid plant, sulphuric acid plant and copper rod plant at Tuticorin in Southern India and a refinery and two copper rod plants at Silvassa in Western India. In addition, we own the Mt. Lyell copper mine in Tasmania, Australia, which provides a small percentage of our copper concentrate requirements. Our primary products are copper cathodes and copper rods.

•	Zinc. Our zinc business is owned and operated by Hindustan Zinc Limited (“HZL”), India’s leading and only integrated zinc producer. We have a 64.9% ownership interest in HZL. The remainder of HZL is owned by the Government of India (29.5%) and institutional and public shareholders (5.6%). HZL is a fully integrated zinc producer with operations including three lead-zinc mines, three zinc smelters, one lead smelter and one lead-zinc smelter in Northwest India and one zinc smelter in Southeast India. HZL’s primary products are zinc and lead ingots.

•	Aluminum. Our aluminum business is primarily owned and operated by Bharat Aluminium Company Limited (“BALCO”). We have a 51.0% ownership interest in BALCO. The remainder of BALCO is owned by the Government of India. We have exercised our option to acquire the Government of India’s remaining 49.0% ownership interest, though the exercise of this option has been contested by the Government of India and the Government of India retains the right and has expressed an intention to sell 5.0% of BALCO to BALCO employees. BALCO’s operations include two bauxite mines, one refinery, two smelters, a fabrication facility and two captive power plants in Central India. BALCO’s primary products are aluminum ingots, rods and rolled products.
•	Corporate and Others. Our corporate and other business segment primarily includes equity investment in Vedanta Aluminium, our guarantees, investments and loans with respect to India Foils Limited, or IFL, our wind energy business owned and operated by HZL and our other commercial power generation business. We anticipate that our commercial power generation business will be a separate business segment after it becomes fully operational. We hold a 29.5% minority interest in Vedanta Aluminium, which is not consolidated into our financial results and which is accounted for as an equity investment.
Factors Affecting Results of Operations
     Our results of operations are primarily affected by commodity prices, our cost of production, our production output, government policy in India and exchange rates.
   Metal Prices and Copper TcRc
     Overview
     Our results of operations are significantly affected by the treatment charge and refining charge, or TcRc, of copper in our copper business and the commodity prices of the metals that we produce, which are based on The London Metal Exchange Limited, or LME, prices, in our zinc and aluminum businesses. Both the TcRc of copper and the commodity prices of the metals we produce can vary significantly when supply of and demand for copper smelting and refining capacity and the metals we produce fluctuate. While copper smelters and metal producers are unable to influence the market rate of the TcRc or commodity prices directly, events such as changes in copper smelting or commodity production capacities, temporary price reductions or other attempts to capture market share by individual smelters and metal producers, including by our consolidated group of companies, may have an effect on market prices. Moreover, the prices realized by us can, to some extent, be affected by the particular terms we are able to negotiate for the contractual arrangements we enter into with buyers. Price variations and market cycles, including recent volatility for both LME prices and the copper TcRc, have historically influenced, and are expected to continue to influence, our financial performance.
     Copper
     The net sales of our copper business fluctuate based on the volume of our sales and the LME price of copper. However, as our copper business is primarily one of custom smelting and refining, with only a small percentage of our copper concentrate requirements sourced from our own mine, the profitability of our copper business is significantly dependent upon the market rate of the TcRc. We purchase copper concentrate at the LME price for the relevant quotational period less a TcRc that we negotiate with our suppliers but which is influenced by the prevailing market rate for the TcRc. The market rate for the TcRc is significantly dependent upon the availability of copper concentrate, worldwide copper smelting capacity and transportation costs. Some of our contracts for the purchase of copper concentrate include a provision under which a component of TcRc is variable and is determined based on the LME price for copper. The TcRc that we are able to negotiate is also substantially influenced by the TcRc terms established by certain large Japanese custom smelters. The profitability of our copper business as to the portion of our copper business where we source copper concentrate from third parties, which accounted for about 94.3% of our copper concentrate requirements during the nine-month period ended December 31, 2007, is thus dependent upon the amount by which the TcRc we are able to negotiate exceeds our smelting and refining costs. The following table sets forth the average TcRc that we have realized for the period indicated

	Nine-months ended
	December 31,
	2006	2007
	(in US cents per pound)
Copper TcRc	34.8 ¢/lb	17.3¢/lb
     In addition to affecting the variable component of TcRc included in some of our contracts for the purchase of copper concentrate, the LME price of copper affects our profitability as to the portion of our copper business where we source copper concentrate from our own mine, which accounted for 5.7% of our copper concentrate requirements during the nine-month period ended December 31, 2007 and which is expected to decrease as a percentage in the future as the reserves of our sole remaining copper mine, Mt. Lyell in

Tasmania, Australia, are expected to be exhausted by fiscal 2010 and to the extent we seek to increase our copper smelting and refining capacity. The following table sets forth the daily average copper LME price for the period indicated:

	Nine-months ended December 31,
	2006	2007
	(in US dollars per ton)
Copper LME	$7,339	$7,530
     Zinc and Aluminum
     The net sales of our zinc and aluminum businesses fluctuate based on the volume of our sales and the respective LME prices of zinc and aluminum. Our zinc business is fully integrated, so its profitability is dependent upon the difference between the LME price of zinc and our cost of production, which includes the costs of mining and smelting. BALCO was a fully integrated producer in fiscal 2005 and prior years, with all of its alumina requirements being supplied by its own bauxite mines and alumina refinery. However, following the completion of a large expansion project at Korba to increase aluminum smelting capacity, BALCO sourced approximately 53% of its alumina requirements from the international markets during nine months ended December 31, 2007. For the portion of our aluminum business where the alumina is sourced internally, profitability is dependent upon the LME price of aluminum less our cost of production, which includes the costs of bauxite mining, the refining of bauxite into alumina and the smelting of alumina into aluminum. For the portion of our aluminum business where alumina is sourced from third parties, profitability is dependent upon the LME price of aluminum less the cost of the sourced alumina and our cost of production. The following table sets forth the daily average zinc and aluminum LME prices for the periods indicated:

	Nine months ended December 31,
	2006	2007
	(in US dollars per ton)
Zinc LME	$3,621	$3,179
Aluminum LME	2,617	2,585
   India Market Premium
     Generally, our products sold in India are sold at a premium to the LME market price due to a number of factors including the customs duties levied on imports by the Government of India, the costs to transport metals to India and regional market conditions. See “— Government Policy.” As a result, we endeavor to sell as large a quantity of our products as possible domestically.
     Cost of Production
     Our results of operations are, to a significant degree, dependent upon our ability to efficiently run our operations and maintain low costs of production. Efficiencies relating to recovery of metal from the ore, process improvements, by-product management and increasing productivity help drive our costs down. Costs associated with mining and metal production include energy costs, ore extraction and processing costs at our captive mines, labor costs and other manufacturing expenses. Cost of production also includes cost of alumina for our aluminum business, as described under “— Metal Prices and Copper TcRc.” Cost of production does not include the cost of copper concentrate for our copper business, though such cost is included in our cost of sales.
     Energy cost is the most significant component of the cost of production in our businesses. Most of our power requirements are met by captive power plants, which are primarily coal-fueled. Thermal coal, diesel fuel and fuel oil, which are used in the running of our power plants, and met coke, which is used in the zinc smelting process, are currently sourced from a combination of long-term contracts and the open market. Our aluminum business has high energy consumption due to the power-intensive nature of aluminum smelting. Any change in coal prices or the mix of coal that is utilized, primarily whether the coal is sourced locally or imported, can affect the cost of generating power.
     For our zinc business and the portions of our copper and aluminum businesses where we source the ore from our own mines, ore extraction and processing costs affect our cost of production. In our zinc and copper businesses, the ore extraction and processing costs to produce concentrates are generally a small percentage of our overall cost of production of the finished metals. In our aluminum business, the bauxite ore extraction cost is not significant but the refining cost to produce alumina from bauxite ore represents approximately one-third of the cost of production of aluminum. In addition, a significant cost of production in our zinc business is the royalty that HZL pays on the lead-zinc ore that is mined, which royalty is a function of the LME prices of zinc and lead. See “— Government Policy — Taxes and Royalties.”

     Labor costs are principally a function of the number of employees and increases in compensation from time to time. We outsource a majority of BALCO’s and Copper Mines of Tasmania Pty Ltd’s, or CMT’s, mining operations and a limited number of functions at our copper, zinc and aluminum smelting operations to third party contractors.
     Other manufacturing expenses include, among other things, additional materials and consumables that are used in the production processes and routine maintenance to sustain ongoing operations. None of these represents a significant portion of our costs of production.
     Cost of production as reported for our metal products includes an offset for any amounts we receive upon the sale of the by-products from the refining or smelting processes. We divide our cost of production by the daily average exchange rate for the year to calculate the US dollar cost of production per lb or ton of metal as reported.
     Production Output
     Production output has a substantial effect on our results of operations. We are generally able to sell all of the products we can produce, so our net sales generally fluctuate as a result in changes of production output. Production output is dependent on our production capacity, which has increased in recent years across all of our businesses. For our mining operations, production output is also dependent upon the quality and consistency of the ore. Per-unit production costs are also significantly affected by changes in production output in that higher volumes of production generally reduce the production costs. Therefore, our production levels are a key factor in determining our overall cost competitiveness. We have benefited from significant economies of scale as we have increased production volumes in recent years. The following table summarizes our production volumes for our primary products for the period indicated:

		Nine months ended December 31,
Segment	Product	2006	2007
		(tons)
Copper	Copper cathode(1)	223,525	249,030
	Copper rods	127,168	162,339
Zinc	Zinc(2)	253,461	290,832
	Lead	31,953	41,258
Aluminum	Ingots	131,560	146,942
	Rods	52,369	74,715
	Rolled Products	40,751	44,839

	Total Aluminum	224,680	266,496

Notes:

(1)	Copper cathode is used as a starting material for copper rods. Approximately one ton of copper cathode is required for the production of one ton of copper rod.

(2)	Excludes tolled metal in the nine months ended December 31, 2006 and 2007 of 251 tons and nil tons, respectively.
     In addition, the mix of products we produce can have a substantial impact on our results of operations as we have different operating margins in each of our businesses, and within each business our operating margins vary between the lower margins of primary metals and the higher margins of value-added products such as copper rods and aluminum rolled products. As the production outputs of our various products fluctuate primarily based on market demand and our production capacity for such products, the percentage of our revenues from those products will also fluctuate between higher and lower margin products, which will in turn cause our operating income and operating margins to fluctuate.
     Periodically, our facilities are shut down for planned and unplanned repairs and maintenance which temporarily reduces our production output.

     Government Policy
     Customs Duties
     We sell our products in India at a premium to the LME price, due in part to the customs duties payable on imported products. Our profitability is affected by the levels of customs duties as we price our products sold in India generally on an import-parity basis. We also pay a premium on certain raw materials that we import or which are sourced locally but which are priced on an import-parity basis as a result of customs duties, with copper concentrate, coal, petroleum products, alumina, carbon and caustic soda being the primary examples. The following table sets forth the customs duties that were applicable for the periods indicated:

		March 1,	January 9,	July 8,	March 1,	March 1,
		2002	2004	2004	2005	2006	January 22,
	As of	to	to	to	to	to	2007
	February 28,	January 8,	July 7,	February 28,	February 28,	January 21,	to
	2002	2004	2004	2005	2006	2007	Present
Copper	35.0%	25.0%	20.0%	15.0%	10.0%	7.5%	5.0%
Copper concentrate	5.0%	5.0%	5.0%	5.0%	5.0%	2.0%	2.0%
Zinc	35.0%	25.0%	20.0%	15.0%	10.0%	7.5%	5.0%
Aluminum	25.0%	15.0%	15.0%	15.0%	10.0%	7.5%	5.0%
     In addition, the Finance Act (2 of 2004), which has been in effect since July 8, 2004, levies an additional surcharge at the rate of 2% of the total customs duty payable which has been further increased to 3% of the total customs duty payable effective March 1, 2007. Effective January 9, 2004, the special additional duty, or SAD, of 4% which had until that time been levied on imports was abolished, reducing the effective customs duties levied on all imports. The Government of India may further reduce customs duties in the future, which could adversely affect our results of operations.
   Export Incentives
     The Government of India provides a variety of export incentives to Indian companies. Indian exports of copper, aluminum and zinc receive assistance premiums from the Government of India, which have been progressively reduced since 2002, and which is consistent with a similar reduction in custom duties. Export incentives do not outweigh the Indian market price premiums. Accordingly, notwithstanding the export incentives, we endeavor to sell as large a quantity of our products as possible domestically.
     For the nine months ended December 31, 2006 and 2007, exports accounted for 64.1% and 57.0%, respectively, of our copper business’ net sales. The following table sets forth the export assistance premiums, either as Indian Rupees per ton of exports or as a percentage of the Free on Board, or FOB, value of exports, on copper cathode and copper rods for the periods indicated:

	November 21, 2005		July 15, 2006 to
	to July 14, 2006		Present
	(percentage of FOB value of exports)
Copper cathode	5.0	%(1)	2.2	%(3)
Copper rods	5.0	%(2)	2.2	%(4)

Notes:

(1)	Subject to a cap of Rs. 9,000 per ton.

(2)	Subject to a cap of Rs. 10,050 per ton.

(3)	Subject to a cap of Rs. 7,500 per ton.

(4)	Subject to a cap of Rs. 7,760 per ton.
     For the nine months ended December 31, 2006 and 2007, exports accounted for 52.6% and 28.0%, respectively, of our zinc business’ net sales. The following table sets forth the export assistance premiums, as a percentage of the FOB value of exports, on zinc concentrate, zinc ingots and lead concentrate for the periods indicated:

	Prior to	July 3, 2006 to	April 1, 2007 to		October 9, 2007
	July 2, 2006	March 31, 2007	October 8, 2007		to Present
	(percentage of FOB value of exports)
Zinc concentrate	2.0%	2.0%	5.0	%(1)	3.0%
Zinc ingots	6.0%	4.0%	7.0	%(1)	5.0%
Lead concentrate	2.0%	2.0%	5.0	%(1)	3.0%

Note:

(1)	Rate changed by order of the Government of India dated July 12, 2007 with retrospective effect.
     For the nine-month periods ended December 31, 2006 and 2007, exports accounted for 26.1% and 23.4%, respectively, of our aluminum business’ net sales. The following table sets forth the export assistance premiums, as a percentage of the FOB value of exports, on aluminum ingots, aluminum rods and aluminum rolled products for the periods indicated:

	Prior to	July 3, 2006 to	April 1, 2007 to		October 9, 2007
	July 2, 2006	March 31, 2007	October 8, 2007		to Present
	(percentage of FOB value of exports)
Aluminum ingots	2.0%	2.0%	5.0	%(1)	3.0%
Aluminum rods	2.0%	2.0%	5.0	%(1)	5.0%
Aluminum rolled products	4.0%	3.0%	6.0	%(1)	4.0%

Note:

(1)	Rate changed by order of the Government of India dated July 12, 2007 with retrospective effect.
     The Government of India may further reduce export incentives in the future, which would adversely affect our results of operations.
   Taxes and Royalties
     Income tax on Indian companies is charged at a statutory rate of 30.0% plus a surcharge of 10.0% and has an additional charge of 3.0% on the tax including surcharge, which resulted in an overall statutory tax rate of 34.0% for fiscal 2008. The effective tax rate for fiscal 2007 was 33.7%. We have in the past had an effective tax rate lower than the statutory rate, benefiting from capital allowances permitted under Indian tax law, as well as tax incentives in infrastructure projects and for setting up plants in specific locations. However, Indian companies are subject to a minimum alternate tax, which for fiscal 2008 is 11.3% on the book profits as determined under the Indian Companies Act. The minimum alternate tax rate for fiscal 2007 was 11.2%. Amounts paid as minimum alternate tax may be applied towards regular income taxes payable in any of the succeeding seven years.
     A tax on dividends declared and distributed by Indian companies is charged at an effective tax rate of 17.0%. This tax is payable by the company distributing the dividends. Dividends from our subsidiaries to us are also subject to this tax, though we do not pay income tax upon the receipt of any such dividends.
     We currently pay an excise duty of 16.0% and an additional charge of 3.0% on the excise duty based on all of our domestic production intended for domestic sale and charge this excise duty and additional charge to our domestic customers.
     We are also subject to other government royalties. We pay royalties to the State Governments of Chhattisgarh and Rajasthan, India, based on our extraction of bauxite and lead-zinc ore. Most significant of these is the royalty that HZL is currently required to pay to the State of Rajasthan, where all of HZL’s mines are located, at a rate of 6.6% of the LME zinc metal price payable on the zinc metal contained in the ore produced and 5.0% of the LME lead metal price payable on the lead metal contained in the ore produced. The royalties paid by BALCO on extraction of bauxite are not material to our results of operations. We also pay royalties to the State Government of Tasmania in Australia based on the operations at CMT at a rate equal to the sum of 1.6% of the net sales plus 0.4 times the profit multiplied by the profit margin over net sales, subject to a cap of 5.0% of net sales.

     Exchange Rates
     We sell commodities that are typically priced by reference to US dollar prices. However, a majority of our direct costs in our zinc and aluminum businesses and our smelting and refining costs in our copper business are incurred in Indian Rupees and to a much lesser extent in Australian dollars. Also, all costs with respect to imported material for all our businesses are generally incurred in US dollars. As a result, an increase in the value of the US dollar compared to the Indian Rupee, and to a lesser extent the Australian dollar, is generally beneficial to our results of operations, except to the extent that the increase results in increased costs of copper concentrate, alumina and other imported materials for our businesses. A decrease in the value of the US dollar relative to the Indian Rupee or Australian dollar has the opposite effect on our results of operations.
     The following table sets forth the average value of the Indian Rupee against the US dollar and the Australian dollar against the US dollar for the periods indicated:

	Nine months ended December 31,
	2006		2007
	(per US dollar)
Indian Rupees	Rs.	45.63	Rs.	40.40
Australian dollar	AUD	1.32	AUD	1.18

Source:	Reserve Bank of India
     Power Business
     We expect our future results of operations to be affected by our entry into the commercial power generation business. The effect of this new business will depend on the timing of and our success in executing this plan.
Critical Accounting Estimates
     The preparation of our unaudited condensed consolidated financial statements in conformity with US GAAP often requires us to make judgments, estimates and assumptions regarding uncertainties that affect the results of operations, financial position and cash flows of the Company, as well as the related footnote disclosures. Management bases its estimates on knowledge of our operations, markets in which we operate, historical trends, and other assumptions. Actual results could differ from these estimates under different assumptions or conditions.
     The Company’s registration statement on Form F-1, as amended (Registration No. 333-138739) includes a description of the following policies which management considers to be the most important to the portrayal of the Company’s financial condition and results of operations because they require the use of estimates, assumptions and the application of judgment:
•	Mine properties;

•	Useful economic lives of assets and impairment;

•	Asset retirement obligations;

•	Commitments, contingencies and guarantees; and

•	Deferred taxes.
     Income taxes
     We adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, on April 1, 2007. Under FIN 48, we recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position have been measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon settlement. Both recognition and measurement of liability under these uncertain tax positions are based on estimates. Although there is no assurance regarding final outcome of the tax positions, it is not expected that such contingencies will have a materially adverse effect on our financial position or profitability.

Results of Operations
   Overview
   Consolidated Statement of Operations Data
     The following table is derived from our unaudited condensed consolidated financial data and sets forth our historical operating results as a percentage of net sales for the periods indicated:

	Nine months ended December 31,
	2006	2007
Consolidated Statement of Operations Data:
Net sales	100.0%	100.0%
Other operating revenues	0.9	1.0

Total revenue	100.9	101.0
Cost of sales	(58.9)	(66.8)
Selling and distribution expenses	(1.3)	(1.5)
General and administration expenses	(1.4)	(1.9)
Other income/(expenses):
Voluntary retirement scheme expenses	(0.1)	—
Operating income	39.2	30.8
Interest and dividend income	0.7	2.5
Interest expense	(1.6)	(1.4)
Net realized and unrealized investment gains	0.9	2.0

Income before income taxes, minority interests and equity in net income of associate	39.2	33.9
Income taxes
Current	(9.8)	(7.9)
Deferred	(1.4)	(1.0)

Income after income taxes, before minority interests and equity in net income of associate	28.0	25.0
Minority interests	(8.4)	(7.8)
Equity in net income of associate, net of taxes	0.1	0.5

Net income from continuing operations	19.7	17.7
Discontinued Operations:
Income from divested business, net of tax	0.1	—

Net income	19.8%	17.7%

   Comparison of nine-month periods ended December 31, 2006 and December 31, 2007
   Net Sales, Other Operating Revenues and Operating Income
     Consolidated
     Net sales decreased marginally from Rs. 179,337 million in the nine-month period ended December 31, 2006 to Rs. 179,268 million ($4,548.8 million) in the nine-month period ended December 31, 2007, a decrease of Rs. 69 million. Volume increases across all of our metals were offset by lower LME prices in our aluminum and zinc segments and an 11.5% appreciation of the Indian Rupee against the US Dollar.
     Other operating revenues increased from Rs. 1,672 million in the nine-month period ended December 31, 2006 to Rs. 1,761 million ($44.7 million) in the nine-month period ended December 31, 2007, an increase of Rs. 89 million, or 5.3%. Other operating revenue in our copper and zinc business have increased during the nine-month period ended December 31, 2007 primarily due to an increase in the sales realization of our by-products. During the nine-month period ended December 31, 2006, other operating revenue were primarily due to sales of surplus power by BALCO to state electricity boards, or SEBs, as the captive power plant for the Korba expansion was completed and fully operational while the new smelter was still being ramped-up and did not use all of the available power capacity before its full commissioning in October 2006. These sales of surplus power were due to temporary situations and reduced substantially in the nine months ended December 31, 2007.

     Operating income decreased from Rs. 70,332 million in the nine-month period ended December 31, 2006 to Rs. 55,239 million ($1,401.7 million) in the nine-month period ended December 31, 2007, a decrease of Rs. 15,093 million, or 21.5%. The decrease was due to an appreciation of the Indian Rupee against the US dollar by 11.5%, a decrease in TcRc in the copper business by 50.3% and a decline in the LME prices of zinc and aluminum. These factors were partially offset by higher volumes from our aluminum, copper and zinc businesses. Operating margin decreased from 39.2% in the nine-month period ended December 31, 2006 to 30.8% in the nine-month period ended December 31, 2007 as a result of a decrease in operating income margin in our copper, aluminum and zinc business. Contributing factors to our consolidated operating income were as follows:
•	Cost of sales increased from Rs. 105,691 million in the nine-month period ended December 31, 2006 to Rs. 119,717 million ($3,037.7 million) in the nine-month period ended December 31, 2007, an increase of Rs. 14,026 million, or 13.3%. Cost of sales increased in our copper business as a result of an increase in volume in our copper segment from the de-bottlenecked facility in Tuticorin and an increase in the LME price of copper, an increase in volume in our aluminum segment due to our new Korba smelter and also higher volumes from our zinc smelters. Cost of sales as a percentage of net sales increased from 58.9% in the nine-month period ended December 31, 2006 to 66.8% in the nine-month period ended December 31, 2007.

•	Selling and distribution expenses increased from Rs. 2,376 million in the nine-month period ended December 31, 2006 to Rs. 2,650 million ($67.2 million) in the nine-month period ended December 31, 2007, an increase of Rs. 274 million, or 11.5%. This increase was due to increased sales volumes across all our businesses as some of the selling and distribution expenses are proportional to the sales volume. As a percentage of net sales, selling and distribution expenses increased marginally from 1.3% in the nine-month period ended December 31, 2006 to 1.5% in the nine-month period ended December 31, 2007.

•	General and administrative expenses increased from Rs. 2,513 million in the nine-month period ended December 31, 2006 to Rs. 3,423 million ($86.9 million) in the nine-month period ended December 31, 2007, an increase of Rs. 910 million, or 36.2%, and as a percentage of net sales increased from 1.4% in the nine-month period ended December 31, 2006 to 1.9% in the nine-month period ended December 31, 2007. These expenses increased primarily in our zinc and aluminum business as a result of an increase in capacities and scale of operations.

•	We incurred voluntary retirement scheme expenses in the nine-month period ended December 31, 2006 of Rs. 97 million for a voluntary retirement package offered to employees of HZL. No voluntary retirement scheme expenses have been incurred in the nine-month period ended December 31, 2007.

•	Depreciation, depletion and amortization increased from Rs. 4,370 million in the nine-month period ended December 31, 2006 to Rs. 5,138 million ($130.4 million) in the nine-month period ended December 31, 2007, an increase of Rs. 768 million, or 17.6%. This increase relates primarily to the capitalization of our 38 MW and 25.2 MW wind power plants in March 2007 and September 2007, respectively, Phase II zinc smelter in December 2007, copper refinery expansion plant at Tuticorin in November 2006 and new Korba smelter in October 2006.
     Copper
     Net sales in the copper segment increased from Rs. 86,230 million for the nine-month period ended December 31, 2006 to Rs. 92,785 million ($2,354.4 million) for the nine-month period year ended December 31, 2007, an increase of Rs. 6,555 million, or 7.6%. This increase was primarily due to an 11.7% increase in sales volume and a 2.6% increase in the LME price, partially offset by an 11.5% appreciation of the Indian Rupees against the US dollar between the nine-month periods ended December 31, 2006 and 2007. Specifically:
•	Copper cathode production increased from 223,525 tons in the nine-month period ended December 31, 2006 to 249,030 tons in the nine-month period ended December 31, 2007, an increase of 11.4%, enabled by a capacity expansion at our Tuticorin facility which increased the anode and cathode capacities to 400,000 tons per annum, or tpa, in November 2006. Copper cathode sales decreased from 94,523 tons in the nine-month period ended December 31, 2006 to 85,136 tons in the nine-month period ended December 31, 2007, a decrease of 9.9% due to a greater percentage of copper rods being used in our copper rod plant. Copper cathodes are converted in our copper rod plant into copper rods, a value-added product which has a higher margin than copper cathodes.

•	Production of copper rods increased from 127,168 tons in the nine-month period ended December 31, 2006 to 162,339 tons in the nine-month period ended December 31, 2007, an increase of 27.7%. This resulted from the ramp-up in our rod mill capacity at Tuticorin. Copper rod sales increased from 126,943 tons in the nine-month period ended December 31, 2006 to 162,225 tons in the nine-month period ended December 31, 2007, an increase of 27.8%. The increase in sales was due to our increase in production.

•	Sales of copper in the Indian market increased from 80,533 tons in the nine-month period ended December 31, 2006 to 111,178 tons in the nine-month period ended December 31, 2007, an increase of 38.1%. Our increase in sales in the domestic market was primarily due to lower imports of copper and an increase in domestic demand. Our exports decreased from 140,933 tons in the nine-month period ended December 31, 2006 to 136,183 tons in the nine-month period ended December 31, 2007, a decrease of 3.4%. As a result of our endeavor to sell as large a quantity of our products as possible domestically, our domestic sales as a percentage of total sales increased from 36.4% in the nine-month period ended December 31, 2006 to 45% in the nine-month period ended December 31, 2007.

•	Appreciation in average exchange rate of the Indian Rupee against the US dollar, from 45.63 Indian Rupee per US dollar in the nine-month period ended December 31, 2006 to 40.40 Indian Rupee per US dollar in the nine-month period ended December 31, 2007, an appreciation of 11.5%, negatively affected our net sales.
     Operating income in the copper segment decreased from Rs. 12,547 million in the nine-month period ended December 31, 2006 to Rs. 8,290 million ($210.4 million) in the nine-month period ended December 31, 2007, a decrease of Rs. 4,257 million, or 33.9%. This decrease was primarily due to significantly lower TcRc rates, the impact of a reduction in custom duties and the sharp appreciation of the Indian Rupee against the US dollar between the nine-month periods ended December 31, 2006 and 2007. In particular:
•	TcRc rates decreased from an average of 34.8 ¢/lb realized in the nine-month period ended December 31, 2006 to an average of 17.3 ¢/lb realized in the nine-month period ended December 31, 2007 due to the impact of a global softening in the TcRc market, with spot prices at lower than typical levels and benchmark settlements significantly lower during the nine-month period ended December 31, 2007 compared to the nine-month period ended December 31, 2006.

•	Cost of production, which consists of cost of smelting and refining costs, was lower in the nine-month period ended December 31, 2007 compared to the nine-month period ended December 31, 2006, primarily as a result of an increase in revenue from by-products resulting in a higher credit to cost of production.

•	Copper concentrate production at our Australian mine decreased marginally from 21,970 tons in the nine-month period ended December 31, 2006 to 21,497 tons in the nine-month period ended December 31, 2007, and a higher cost of production contributed to a decrease in the profitability of our mining operations.
     Zinc
     Net sales in the zinc segment decreased from Rs. 65,765 million in the nine-month period ended December 31, 2006 to Rs. 55,900 million ($1,418.4 million) in the nine-month period ended December 31, 2007, a decrease of Rs. 9,865 million, or 15%. This decrease was primarily due to an 11.5% appreciation of the Indian Rupee against the US dollar and a 12.2% decrease in the zinc LME prices partially offset by an increase in metal volume during the nine-month period ended December 31, 2007 compared to the nine-month period ended December 31, 2006. Specifically:
•	HZL also sold zinc concentrate of 184,432 dry metric tons, or dmt, in the nine-month period ended December 31, 2006 and 206,367 dmt in the nine-month period ended December 31, 2007. Lead concentrate sales were 58,566 dmt in the nine-month period ended December 31, 2006 and 15,392 dmt in the nine-month period ended December 31, 2007.

•	Zinc ingot production increased from 253,461 tons in the nine-month period ended December 31, 2006 to 290,832 tons in the nine-month period ended December 31, 2007, an increase of 14.7%, as a result of the increased production from HZL’s 170,000 tpa hydrometallurgical zinc smelter at Chanderiya. The zinc smelter at Chanderiya produced 121,402 tons in the nine-month period ended December 31, 2007 as compared to 98,173 tons in the nine-month period ended December 31, 2006.

•	Zinc ingot sales increased from 253,316 tons in the nine-month period ended December 31, 2006 to 287,360 tons in the nine-month period ended December 31, 2007, an increase of 13.4%, enabled by higher production and strong market demand in India as well as in the rest of Asia.

•	Zinc ingot sales in the domestic market increased from 140,510 tons in the nine-month period ended December 31, 2006 to 240,800 tons in the nine-month period ended December 31, 2007, an increase of 71.4% primarily due to an increase in consumption in the domestic market by end-users and a decrease in imports. Export sales decreased from 112,806 tons in the nine-month period ended December 31, 2006 to 46,560 tons in the nine-month period ended December 31, 2007, a decrease of 58.7%, to meet the demand of domestic market.

•	Lead ingot production increased from 31,953 tons in the nine-month period ended December 31, 2006 to 41,258 tons in the nine-month period ended December 31, 2007, an increase of 29.1%, as a result of higher production in our new lead smelter at Chanderiya. Sales of lead ingots increased from 32,380 tons in the nine-month period ended December 31, 2006 to 41,013 tons in the nine-month period ended December 31, 2007, an increase of 26.7%.
     Operating income in the zinc segment decreased from Rs. 49,071 million in the nine-month period ended December 31, 2006 to Rs. 39,054 million ($991.0 million) in the nine-month period ended December 31, 2007, a decrease of Rs. 10,017 million, or 20.4%. Operating margin decreased from 74.6% in the nine-month period ended December 31, 2006 to 69.7% in the nine-month period ended December 31, 2007. The increase in metal volume was not sufficient to offset the 11.5% appreciation of the Indian Rupee against the US dollar and the decline in the zinc LME prices. Cost of production excluding royalty, in Indian Rupees, was marginally higher in the nine-month period ended December 31, 2007 compared to the nine-month period ended December 31, 2006.
     With a continuous focus on exploration, HZL has increased its reserves and resources to 209.4 million tons as at March 31, 2007, an increase of 32 million tons post depletion. This has been independently reviewed and certified by a mining consultant of international repute.
     Aluminum
     Net sales to external customers in the aluminum segment increased from Rs. 27,342 million in the nine-month period ended December 31, 2006 to Rs. 30,382 million ($770.9 million) in the nine-month period ended December 31, 2007, an increase of Rs. 3,040 million, or 11.1%, due to an increase in sales volume by 21% which was partially offset by an 11.5% appreciation of the Indian Rupee against the US dollar during the nine-month period ended December 31, 2007 compared to the nine-month period ended December 31, 2006. Primary factors to the increase include the following:
•	Aluminum production increased from 224,680 tons in the nine-month period ended December 31, 2006 to 266,496 tons in the nine-month period ended December 31, 2007, an increase of 18.61%, on account of additional volumes from our new Korba smelter. The new smelter at Korba produced 186,102 tons of aluminum in the nine-month period ended December 31, 2007 as compared to 146,080 tons of aluminum in the nine-month period ended December 31, 2006. The existing smelter production increased from 78,600 tons in the nine-month period ended December 31, 2006 to 80,394 tons in the nine-month period ended December 31, 2007, an increase of 2.3% achieved through improved operational efficiencies. Due to higher production volumes from the new smelter, wheeling income from the sale of surplus power was reduced in the nine-month period ended December 31, 2007 as compared to the corresponding period in the prior year.

•	Aluminum sales increased from 218,757 tons in the nine-month period ended December 31, 2006 to 264,695 tons in the nine-month period ended December 31, 2007, an increase of 21%. Sales of aluminum ingots increased from 125,635 tons in the nine-month period ended December 31, 2006 to 146,330 tons in the nine-month period ended December 31, 2007, an increase of 15.7%, as production from the new Korba smelter was primarily sold in ingot form. Wire rod sales increased from 52,369 tons in the nine-month period ended December 31, 2006 to 74,486 tons in the nine-month period ended December 31, 2007, an increase of 42.6%. Rolled product sales increased from 40,753 tons in the nine-month period ended December 31, 2006 to 43,879 tons in the nine-month period ended December 31, 2007, an increase of 9.7%. The increases in sales of wire rods and rolled products reflect increased demand for these products, particularly in the electrical and construction sectors, and our continued focus on the sale of value-added products.

•	Aluminum sales in the domestic market increased from 164,655 tons in the nine-month period ended December 31, 2006 to 192,814 tons in the nine-month period ended December 31, 2007, an increase of 17.1%, as a result of increased demand in the domestic market and our successful endeavor to increase domestic sales.

•	We exported 71,881 tons of aluminum in the nine-month period ended December 31, 2007 and 54,102 tons in the nine-month period ended December 31, 2006. Our exports in the nine-month period ended December 31, 2007 were due to increased production in our new Korba smelter and as production continues to increase, we anticipate increased sales to the export markets. The remainder of our sales was to the domestic market where we are able to sell our products at a higher price.

•	Appreciation in average exchange rate of Indian rupee against US dollar, from Rs. 45.63 per $1.00 in the nine-month period ended December 31, 2006 to Rs. 40.40 per $1.00 in the nine-month period ended December 31,2007, an appreciation of 11.5%, affected negatively to the net sale.
     Operating income in the aluminum segment decreased from Rs. 8,719 million in the nine-month period ended December 31, 2006 to Rs. 7,910 million ($200.7 million) in the nine-month period ended December 31, 2007, a decrease of Rs. 809 million, or 9.3%. Operating margin decreased from 31.9% in the nine-month period ended December 31, 2006 to 26.0% in the nine-month period ended December 31, 2007, primarily due to an 11.5% appreciation of the Indian Rupee against the US Dollar and lower aluminum LME prices.
     Interest and Dividend Income
     Interest and dividend income increased from Rs. 1,314 million in the nine-month period ended December 31, 2006 to Rs. 4,473 million ($113.5 million) in the nine-month period ended December 31, 2007, an increase of Rs. 3,159 million, or 240.4%, mainly due to interest income on the proceeds from our ADS offering that we have currently invested.
     Interest Expense
     Interest expense decreased from Rs. 2,856 million in the nine-month period ended December 31, 2006 to Rs. 2,481 million ($63. million) in the nine-month period ended December 31, 2007, a decrease of Rs. 375 million, or 13.1%. The decrease is mainly due to reduction in debts due to repayments.
     Net Realized and Unrealized Investment Gains
     Net realized and unrealized investment gains increased from Rs. 1,637 million in the nine-month period ended December 31, 2006 to Rs. 3,502 million ($88.9 million) in the nine-month period ended December 31, 2007, an increase of Rs. 1,865 million, or 113.9%, primarily due to higher levels of term investments in our zinc business and also due to proceeds from our ADS offering.
     Income Taxes
     Income taxes decreased from Rs. 20,184 million in the nine-month period ended December 31, 2006 to Rs. 16,004 million ($406.1 million) in the nine-month period ended December 31, 2007. Our effective income tax rate, calculated as income taxes owed divided by our income before income taxes, minority interests and equity in net income of associate, was 28.7% in the nine-month period ended December 31, 2006 and 26.4% in the nine-month period ended December 31, 2007. The effective tax rate was lower in the nine-month period ended December 31, 2007 primarily due to higher tax exemptions in the copper refinery and copper rod plant at Tuticorin which were classified as export oriented units for only six months during the nine-month period ended December 31, 2006 while the tax exemptions were enjoyed for all the nine months during the nine-month period ended December 31, 2007. Further, tax holiday exemptions on the newly commissioned wind power plant of 63.6 MW and 154 MW captive power plant at our zinc business, the 540 MW captive power plant at our aluminum business and higher tax free dividend and investment income resulted in a lower effective tax rate.
     Minority Interests
     Minority interests as a percentage of net profit increased from 29.7% in the nine-month period ended December 31, 2006 to 31.1% in the nine-month period ended December 31, 2007. This increase was as a result of a change in the profit mix between subsidiaries, with a lower proportion of profits coming from our wholly-owned copper business in the nine-month period ended December 31, 2007.
     Equity in Net Income of Associate, Net of Taxes
     Equity in net income of associate was Rs. 167 million in the nine-month period ended December 31, 2006 as compared to a net income of Rs. 888 million ($22.5 million) in the nine-month period ended December 31, 2007, because of foreign exchange gains on foreign currency borrowings by Vedanta Aluminium.
     Income from Divested Business, Net of Tax
     Income from divested business, net of tax was nil in the nine-month period ended December 31, 2007 as against Rs. 86 million for the period ended December 31, 2006.

Liquidity and Capital Resources
     Net Cash Provided by or used in Operating Activities
     Net cash used in continuing operating activities was Rs. 53,669 million ($1,361.6 million) in the nine-month period ended December 31, 2007 compared to Rs. 12,999 million of net cash provided by continuing operating activities in the nine-month period ended December 31, 2006 mainly due to increase in the cash used in the short-term investments and deposits. In the nine-month period ended December 31, 2007, cash used for working capital purposes and short-term investments and deposits were Rs. 4,848 million ($123 million) and Rs. 97,071 million ($2,463.1 million), respectively. For the nine-month period ended December 31, 2006, cash used in operating assets and liabilities was Rs. 43,406 million, of which Rs. 21,735 million was towards short-term investments and deposits, and Rs. 21,671 million was cash used for working capital purposes.
     Net Cash Used in Investing Activities
     Net cash used in investing activities was Rs. 16,294 million in the nine-month period ended December 31, 2006 and Rs. 27,523 million ($698.5 million) in the nine-month period ended December 31, 2007. The major part of the cash used in investing activities for the nine-month period ended December 31, 2006 and 2007 was towards our expansion projects across our copper, aluminum and zinc businesses. We also used cash to meet ongoing maintenance capital expenditure requirements.
     In the nine-month period ended December 31, 2007, we spent Rs. 15,014 million ($381 million) on capital expenditures, mainly on HZL’s second 170,000 tpa hydrometallurgical zinc smelter and an additional 77 MW captive power plant at Chanderiya, HZL’s construction of wind power plants and Sterlite Energy Limited’s construction of a thermal coal-based 2,400 MW power facility. In the nine-month period ended December 31, 2006, we spent Rs. 16,995 million on capital expenditures, mainly on our capacity expansion projects to add a second new zinc smelter at Chanderiya, a new aluminum smelter at Korba and to increase copper production capacity at Tuticorin to 400,000 tpa.
     Net Cash Provided by or Used in Financing Activities
     Net cash provided by financing activities was Rs. 80,181 million ($2,034.4 million) in the nine-month period ended December 31, 2007, primarily as a result of proceeds from the initial public offering of our ADSs, net of expense, of Rs. 80,516 million ($2,042.9 million) and proceeds from debts of Rs. 515 million ($13.1 million) which were partially offset by the payment of dividends of Rs. 935 million ($23.7 million). In the nine-month period ended December 31, 2006, net cash used in financing activities was Rs. 4,422 million, primarily as a result of payment of dividends of Rs. 3,766 million and a net repayment of debt of Rs. 623 million.
     Besides existing used facilities, we had undrawn lines of credit for short-term debt in excess of Rs. 50,279 million ($1,275.8 million) available to us as of December 31, 2007.
     We tap both the domestic and offshore markets for our long-term funding needs. Since we have sizeable imports and exports, we access both import and export credits, based on cost effectiveness, both in the Indian Rupee and in foreign currencies, to finance our short-term working capital requirements. We have in place both secured and unsecured borrowings, with our secured borrowings being generally Indian Rupee denominated bonds.
     We have tapped different segments of borrowing resources, including banks and capital markets, both in India and overseas. We have credit ratings of above investment grade from the local rating agencies such as Credit Rating Information Services of India Limited, or CRISIL, and ICRA Limited. We therefore have not had, and do not believe that we will have, difficulty in gaining access to short-term and long-term financing sufficient to meet our current requirements.
Outstanding Loans
     The principal loans held by us and our subsidiaries, and the amounts outstanding thereunder, as of December 31, 2007 were as follows:
     Working Capital Loans
     We have credit facilities from various banks for meeting working capital requirements, generally in the form of credit lines for establishing letters of credit, packing credit in foreign currency (“PCFC”), cash credit and issuing bank guarantees. Amounts due under working capital loans as of March 31, 2007 and December 31, 2007 were nil and Rs. 6,148 million ($156 million), respectively. The Rs. 6,148 million ($156 million) working capital loan due as of December 31, 2007 was an Indian Rupee denominated loan. Interest on this facility is based on the London Inter-Bank Offer Rate (“LIBOR”) plus 57 basis points. These working capital loans are secured against the inventories and trade accounts receivables.
     Floating Rate Notes
     We issued US dollar denominated, floating rate, unsecured notes of $81.0 million in June 1997 repayable at the end of ten years. In June 2004, $67.6 million was repaid and the remainder was repaid in June 2007. Amounts outstanding under this facility were Rs. 584 million and nil as of March 31, 2007 and December 31, 2007 respectively. Interest on this facility was based on the LIBOR plus 130 basis points.
     Foreign Currency Loans
     We have a US dollar denominated unsecured term loan facility of $92.6 million, which was entered into in March 2006 to refinance our foreign currency loans with various banks. This facility consisted of a Tranche A of $67.6 million which we have repaid in June 2007 and a Tranche B of $25.0 million repayable in September 2008. As per the loan agreement, in April, 2006, we converted these loans into Japanese yen loans amounting to Tranche A to Japanese yen 8,012.6 million and Tranche B to Japanese yen 2,862.5 million. The amount due under this facility as of December 31, 2007 was Rs. 1008 million ($25.6 million). The rate of interest payable under this facility is Japanese yen LIBOR plus 44 basis points.
     In September 2005, we entered into an unsecured term loan facility of Japanese yen 3,570 million and $19.7 million, the purpose of which was to refinance foreign currency borrowings made in August 2002. This loan is to be repaid between August 2006 and August 2008 in five tranches. We have repaid the first three tranche amounting to Japanese yen 2,142 million and $11.8 million till December, 2007. The amount due under this facility as of December 31, 2007 was Rs. 812 million ($20.6 million). The rate of interest payable on the Japanese yen facility is Japanese yen LIBOR plus 42 basis points and on the US dollar denominated facility is LIBOR plus 42 basis points.
     Term Loans
     As of December 31, 2007, we had syndicated Indian Rupee fixed rate term loan facilities totaling Rs. 10,118 million ($256.7 million) and bearing an average interest rate of 7.14% per annum. These facilities are secured by a first charge on the movable and immovable properties, present and future tangible or intangible assets and other than current assets of BALCO. The first loan, under which Rs. 4,214 million is outstanding, is repayable in 12 quarterly installments beginning January 2007 and the second loan, under which Rs. 5,904 million is outstanding, is repayable in eight quarterly installments beginning May 2009. As of December 31, 2007, we had repaid Rs. 5,786 million of these loans, out of the initial borrowed amount of Rs. 15,904 million.
     Buyers’ Credit
     As of December 31, 2007, we had extended credit terms relating to purchases of property, plant and equipment for our projects. As of December 31, 2007, the balance due under the facility was Rs. 527 million ($13.4 million). These loans bear interest at LIBOR plus 50 basis points. These are secured by all the fixed assets of BALCO, immovable or movable, present and future, on a pari passu basis with other term lenders and with priority over other creditors.
     Non-Convertible Debentures
     In April 2003 we issued Rs. 1,000 million ($25.4 million) Indian Rupee denominated non-convertible debentures to the Life Insurance Corporation of India (“LIC”). The debentures were issued in two tranches. Tranche A, in the amount of Rs. 400 million ($10.1 million), is due in April 2010 and Tranche B, in the amount of Rs. 600 million ($15.2 million), is due in April 2013. Interest payable on these debentures are linked to annualized Government of India security rates. The applicable interest rates have varied from 7.9% to 8.0% per annum. These debentures are secured by certain of our immoveable properties.
Export Obligations
     We have export obligations of Rs. 23,276 million ($590.6 million) over the next eight years on account of concessional rates received on import duties paid on capital goods under the Export Promotion Capital Goods Scheme enacted by the Government of

India. If we are unable to meet these obligations, the liability would be Rs. 3,346 million ($84.9 million), reduced in proportion to actual exports. Due to the remote likelihood of our being unable to meet our export obligations, we do not anticipate a loss with respect to these obligations and hence have not made any provision in our unaudited condensed consolidated financial statements.
Guarantees and Put Option
     We have given the following guarantees:
•	Guarantees on the issuance of customs duty bonds amounting to Rs. 334 million ($8.5 million) for import of capital equipment at concessional rates of duty. We do not anticipate any liability on these guarantees.

•	Guarantees on behalf of IFL against its loan obligations to the extent of Rs. 1,820 million ($46.2 million) and the outstanding amounts against these guarantees as of December 31, 2007 was Rs. 1,710 million ($43.4 million). For loan obligations of Rs. 1,270 million of IFL guaranteed by us, we have also granted a put option to a bank under which the bank may require us to purchase the loan from the bank in lieu of looking to the guarantee. We would have a liability under these guarantees and the put option in the event IFL fails to fulfill its loan obligations. The maximum potential amount of future payments which we would be required to pay is Rs. 1,710 million ($43.4 million) as of December 31, 2007. We reviewed our liabilities under the guarantees and put option taking into consideration the financial position of IFL and estimated that the fair value of the guarantees and put option as of December 31, 2007 was Rs. 926 million ($23.5 million). We recognized a liability of Rs. 784 million for the guarantees and put option in fiscal, 2006. We did not deem a further provision in fiscal 2007 or during the nine-month period ended December 31, 2007 to be necessary.

•	Corporate guarantee of Rs. 7,000 million ($177.6 million) on behalf of Vedanta Aluminium for obtaining credit facilities. We also issued a corporate guarantee of Rs. 9,479 million ($240.5 million) for importing capital equipment at concessional rates of duty under the Export Promotion Capital Goods Scheme enacted by the Government of India and Rs. 1,556 million ($39.5 million) for raw material imports. Vedanta Aluminium is obligated to export goods worth eight times the value of concessions enjoyed in a period of eight years following the date of import, failing which we will be liable to pay the dues to the Government of India. With respect to the corporate guarantee of Rs. 7,000 million ($177.6 million), Vedanta Aluminium has issued a counter guarantee to us indemnifying us for any liability on such guarantee. Vedanta Aluminium began the progressive commissioning of its new alumina refinery in March 2007 and anticipates it to be operating to full capacity by March, 2008, after which it is expected to start fulfilling its obligations under this scheme. As of December 31, 2007, we determined that we have no liability on either of these corporate guarantees.

•	Bank guarantee of AUD 5.0 million (Rs. 174 million or $4.4 million) in favor of the Ministry for Economic Development, Energy and Resources of Australia as a security against rehabilitation liability on behalf of CMT. This bank guarantee is backed up by the issuance of a corporate guarantee of Rs. 320 million ($8.1 million). These liabilities are fully recognized in the unaudited condensed consolidated financial statements. We do not anticipate any liability on the corporate guarantee.

•	Bank indemnity guarantees amounting to AUD 2.9 million (Rs. 95 million or $2.4 million) in favor of the State Government of Queensland, Australia, as a security against rehabilitation liabilities that are expected to occur at the closure of the mine. The environmental liability has been fully recognized in our unaudited condensed consolidated financial statements. We do not anticipate any liability on these guarantees.

•	Corporate guarantees on behalf of CMT amounting to Rs. 1,096 million ($27.8 million) for obtaining credit facilities from certain banks. We do not anticipate any liability on these guarantees.

•	Performance bank guarantees amounting to Rs. 4,786 million ($121.4 million) as of December 31, 2007. These guarantees are issued in the normal course of business while bidding for supply contracts or in lieu of advances received from customers. The guarantees have varying maturity dates normally ranging from six months to three years. These are contractual guarantees and are enforceable if the terms and conditions of the contracts are not met and the maximum liability on these contracts is the amount mentioned above. We do not anticipate any liability on these guarantees.

•	Bank guarantees for securing supplies of materials and services in the normal course of business. The value of these guarantees as of December 31, 2007 was Rs. 2,460 million ($62.4 million). We have also issued bank guarantees in the normal course of business for an aggregate value of Rs. 451 million ($11.4 million) for litigations, against provisional valuation and for other liabilities. We do not anticipate any liability on these guarantees.

     Our outstanding guarantees and put option cover obligations aggregating Rs. 29,396 million ($745.9 million) as of December 31, 2007, the liabilities for which have not been recorded in our unaudited condensed consolidated financial statements.
Contractual Obligations
     The following table sets out our total future commitments to settle contractual obligations as of December 31, 2007:

	Payment Due by Period
	Total			Less than 1 Year			1-3 Years			3-5 Years			More than 5 Years
	(in millions)
Bank loans and borrowings	Rs.	14,251	$361.6	Rs.	4,300	$109.1	Rs.	7,655	$194.2	Rs.	1,257	$31.9	Rs.	1,039	$26.4
Capital commitments		59,276	1,504.1		36,176	917.9		23,099	586.2		1	—		—	—

Total	Rs.	73,527	$1,865.7	Rs.	40,476	$1,027.0	Rs.	30,754	$780.4	Rs.	1,258	$31.9	Rs.	1,039	$26.4

     Our total future commitments to settle contractual obligations as of December 31, 2007 were Rs. 73,527 million ($1,865.7 million).
     We also have commitments to purchase copper concentrate for our copper custom smelting operations. These commitments are based on future copper LME prices which are not ascertainable as of the date of this report.
Off-Balance Sheet Arrangements
     In the normal course of business, we enter into certain capital commitments and also give certain financial guarantees. The aggregate amount of indemnities and other guarantees, on which we do not expect any material losses, was Rs. 32,742 million ($830.8 million) as of December 31, 2007. Details of our guarantees are set out in “— Guarantees and Put Option.” Details of our capital commitments and contingencies are as follows:
   Capital Commitments
     We have a number of continuing operational and financial commitments in the normal course of business, including completion of the construction and expansion of certain assets. Significant capital commitments as of December 31, 2007 amounted to Rs. 59,276 million ($1,504.1 million) related primarily to capacity expansion projects, through the construction of new facilities and expansion of existing facilities, and entry into the commercial power business.
   Contingencies
     We are from time to time subject to litigation and other legal proceedings. Certain of our operating subsidiaries have been named as parties to legal actions by third party claimants and by the Indian sales tax, excise and related tax authorities for additional sales tax, excise and indirect duties. These claims primarily relate either to the assessable values of sales and purchases or to incomplete documentation supporting our tax returns. The total claims related to these tax liabilities is Rs. 3,772 million ($95.7 million). We have evaluated these contingencies and estimate that it is reasonably possible that some of these claims may result in loss contingencies and hence have recorded Rs. 752 million ($19.1 million) as current liabilities as of December 31, 2007.
     We have ongoing disputes with income tax authorities relating to the tax treatment of certain items. These mainly include disallowed expenses, tax treatment of certain expenses claimed by us as deductions, and the computation of, or eligibility of, certain tax incentives or allowances. Some of the disputes relate to the year in which the tax consequences of financial transactions were recognized, and in the event these disputes are not resolved in our favor, the tax consequences may be reflected in the tax year allowed by the income tax authorities and are therefore timing differences. Most of these disputes and disallowances, being repetitive in nature, have been raised by the department consistently in most of the years. We have a right of appeal to the High Court or the Supreme Court of India against adverse initial assessments by the appellate authorities for matters involving questions of law. The tax authorities have similar rights of appeal. The total claims related to these tax liabilities is Rs. 3,342 million ($84.8 million). We have evaluated these contingencies and estimate that it is reasonably possible that some of these claims may result in loss contingencies and hence have recorded Rs. 987 million ($25 million) as current income taxes as of December 31, 2007.
     The claims by third party claimants amounted to Rs. 5,644 million ($143.2 million) as of December 31, 2007, of which Rs. 287 million ($7.3 million) has been recorded as current liabilities based on our estimate that some of these claims would become our obligations. We intend to vigorously defend these claims as necessary. Although the results of legal actions cannot be predicted with certainty, it is the opinion of our management, after taking appropriate legal advice, that the resolution of these actions will not have a material adverse effect, if any, on our business, financial condition or results of operations. Therefore, we have not recorded any additional liability in relation to litigation matters in the accompanying unaudited condensed consolidated financial statements.
Quantitative and Qualitative Disclosures About Market Risk
     Qualitative Analysis
     Currency Risk
     The results of our operations may be affected by fluctuations in the exchange rates between the Indian Rupee and Australian dollar against the US dollar. This table illustrates the effect of a 10% movement in exchange rates between these currencies on our operating income for the nine-month period ended December 31, 2007.

10% movement in Currency	For Rs./US $			For AUD/US $
	(in millions)
Copper	Rs.	463	$11.7	Rs.	234	$5.9
Zinc		4,084	103.6		—	—
Aluminum		2,156	54.7		—	—

Total	Rs.	6,703	$170.0	Rs.	234	$5.9

     We use hedging instruments to manage the currency risk associated with the fluctuations in the Indian Rupee and Australian dollar against the US dollar in line with our risk management policy. Typically all exposures for maturity of less than two years are managed using simple instruments such as forward contracts and options. As long-term exposures draw nearer, we hedge them progressively to insulate these from the fluctuations in the currency markets. In our Australian operations, apart from funds to meet local expenses which are denominated in Australian dollars, we strive to retain our surplus funds in US dollar terms. These exposures are reviewed by appropriate levels of management on a regular basis.
     Hedging activities in India are governed by the Reserve Bank of India, or RBI, with whose policies we must comply. The policies under which the RBI regulates these hedging activities can change from time to time and these policies affect the effectiveness with which we manage currency risk.
     We have in the past held or issued instruments such as options, swaps and other derivative instruments for purposes of mitigating our exposure to currency risk. We do not enter into hedging instruments for speculative purposes.
     Interest Rate Risk
     Our foreign currency debt has floating rates of interest linked to US dollar LIBOR. The costs of floating rate borrowings may be affected by the fluctuations in the interest rates. We have selectively used interest rate swaps, options and other derivative instruments to manage our exposure to interest rate movements. These exposures are reviewed by appropriate levels of management on a regular basis.
     Borrowing and interest rate hedging activities in India are governed by the RBI and we have to comply with its regulations. The policies under which the RBI regulates these borrowing and interest rate hedging activities can change from time to time and can impact the effectiveness with which we manage our interest rate risk.
     We have in the past held or issued instruments such as swaps, options and other derivative instruments for purposes of mitigating our exposure to interest rate risk. We do not enter into hedging instruments for speculative purposes. This table illustrates the impact of a 0.5% to 2.0% movement in interest rates on interest payable on loans for the nine-month period ended December 31, 2007.

	US Dollar
Movement in interest rates	Interest Rates
0.5%	Rs.	37	$0.9
1.0%		74	1.9
2.0%		148	3.8

     Commodity Price Risk
     We use commodity hedging instruments such as forwards, swaps, options and other derivative instruments to manage our commodity price risk in our copper and zinc businesses. Currently, we use commodity forward contracts to partially hedge against changes in the LME prices of copper and zinc. We enter into these hedging instruments for the purpose of reducing the variability of our cash flows on account of volatility in commodity prices. These hedging instruments are typically of a maturity of less than one year and almost always less than two years.
     Hedging activities in India are governed by the RBI and we have to comply with its regulations. The policies under which the RBI regulates these hedging activities can change from time to time and can impact on the effectiveness with which we manage commodity price risk.
     We have in the past held or issued derivative instruments such forwards, options and other derivative instruments for purposes of mitigating our exposure to commodity price risk. We do not enter into hedging instruments for speculative purposes.
     This table illustrates the impact of a $100 movement in LME prices based on the nine-month period ended December 31, 2007 volumes, costs and exchange rates and provides the estimated impact on operating income assuming all other variables remain constant.

$100 movement in LME price	Change in Operating Income
	(in millions)
Copper	Rs.	84	$2.1
Zinc		1,529	38.8
Aluminum		1,080	27.4

Total	Rs.	2,693	$68.3

Recently Issued Accounting Pronouncements
     Statement of financial Accounting Standard (“SFAS”) No. 155, “Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140”
     In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140,” which eliminates the exemption from applying SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” to interests on securitized financial assets so that similar instruments are accounted for similarly regardless of form. The statement allows the election of a fair value measurement at acquisition, at issuance or when a previously recognized financial instrument is subject to a remeasurement event, on an instrument-by-instrument basis, in cases in which a derivative would otherwise have to be bifurcated. The statement applies to all financial instruments acquired, issued, or subject to a remeasurement (new basis) event occurring after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Adoption of the standard in fiscal 2007 had no material impact on the financial position or results of operation of the Company.
SFAS No. 157, “Fair Value Measurements”
     In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company’s management is currently evaluating the impact, if any, of the adoption of SFAS No. 157 will have on the Company’s financial reporting and disclosures.
SFAS No. 158,”Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106 and 132(R)”
     In September 2006, the FASB issued SFAS No.158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106 and 132(R)”, which requires recognition of a net liability or asset to report the funded status of defined benefit pension and other postretirement plans on the balance sheet and recognition (as a component of other comprehensive income) of changes in the funded status in the year in which the changes occur. SFAS No. 158 also requires measurement of a plan’s assets and obligations as of the balance sheet date and additional annual disclosures in the notes to the financial statements. The recognition and disclosure provisions of SFAS No. 158 are effective for fiscal years ending after December 15, 2006 while the requirement to measure the plan’s assets and obligations as of the balance sheet is effective for fiscal years ending after December 15, 2008. Adoption of the standard in fiscal 2007 had no material impact on the financial position or results of operation of the Company.
Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”
     In September 2006, the SEC issued SAB No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” SAB No. 108 is effective for annual financial statements for fiscal years ending after November 15, 2006, and requires registrants to assess the effects of correcting prior years’ misstatements on the current year’s statement of income. The cumulative effect, if any, of initial application is to be reported as of the beginning of such fiscal year. The adoption of SAB No. 108 in fiscal 2007 did not have a material effect on the consolidated financial position or results of operations of the Company.
SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115”
     In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115.” SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. The fair value option established by this Statement permits all entities to choose to measure eligible items at fair value at specified election dates. This standard is effective for fiscal years beginning after November 15, 2007. The Company’s management is currently evaluating the impact, if any, of the adoption of SFAS No. 159 will have on the Company’s financial reporting and disclosures.
SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51”
     In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51.” SFAS No. 160 improves the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This standard is effective for fiscal years beginning on or after December 15, 2008. The Company’s management is currently evaluating the impact, if any, the adoption of SFAS No. 160 will have on the Company’s financial reporting and disclosures.
SFAS No. 141 (Revised), “Business Combination”
     In December 2007, the FASB issued SFAS No. 141 (Revised), “Business Combination.” SFAS 141(R) improves the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. This standard is effective for fiscal years beginning on or after December 15, 2008. The Company’s management is currently evaluating the impact, if any, the adoption of SFAS No. 141(R) will have on the Company’s financial reporting and disclosures.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.
Date: February 13, 2008

STERLITE INDUSTRIES (INDIA) LIMITED
By:	/s/ Dindayal Jalan
Name:	Dindayal Jalan
Title:	Chief Financial Officer